Exhibit 99.1
Encana generates first quarter cash flow of US$955 million,
or $1.29 per share
Daily natural gas production grows 4 percent per share
Calgary, Alberta (April 20, 2011) — Encana Corporation (TSX, NYSE: ECA) delivered solid cash flow and grew natural gas production by 4 percent per share in the first quarter of 2011. Cash flow was US$955 million, or $1.29 per share — down 17 percent largely due to lower natural gas prices compared to the first quarter of 2010. As a result of commodity price hedging in the first quarter, Encana’s cash flow was $138 million, after tax, or 19 cents per share, higher than what the company would have generated without its commodity price hedging program. First quarter total production was approximately 3.34 billion cubic feet equivalent per day (Bcfe/d), up about 70 million cubic feet equivalent per day (MMcfe/d), or about 4 percent per share, from the same quarter in 2010.
“Encana continued to generate solid cash flow and strong operating performance in the first quarter of 2011. With production averaging about 3.34 Bcfe/d, we are on track to meet our guidance of between 3.475 Bcfe/d and 3.525 Bcfe/d for 2011. Cash flow of $955 million, while down 19 percent from the first quarter of 2010 when natural gas prices were higher, is on target. Our cash flow generation continues to benefit from Encana’s strong price hedging and steady production growth,” said Randy Eresman, President & Chief Executive Officer. “Our focus remains firmly on being among the lowest-cost producers in the natural gas industry by keeping capital discipline, risk management and increased operational efficiencies central to our financial and operational decision making. Encana’s financial position is healthy; our balance sheet remains robust and we plan to continue our risk management program to help reduce the risk in our cash flow projection.
“Our strategy is focused on high-growth, low-cost, margin maximization, and it’s working well. This year our supply cost, which represents the NYMEX natural gas price that delivers a return equal to our cost of capital, is expected to average $3.70 per thousand cubic feet equivalent (Mcfe) — down 25 percent in the past three years. We expect this downward cost trend to continue as we target an average supply cost of about $3 per Mcfe for development of all our key resource plays. We expect to achieve this through further efficiency gains as we advance the design and development of our resource play hubs and continuously high-grade our portfolio. While we have the resources and the drilling inventory to accelerate our development pace, we will not grow at any cost. Our 2011 growth rate is aligned with our projected cash flow generation capacity during this period when natural gas prices remain at levels that we believe are unsustainably low. We are also attracting third-party investment to help unlock value from our large inventory of undeveloped reserves and resources. All the while, we remain focused on capital discipline as we invest in short- and long-term growth opportunities in pursuit of sustainable, long-term increases in the net asset value of every Encana share,” Eresman said.
Encana ramps up development and exploration of its extensive 1.7 million acres of oil and natural gas liquids lands With oil and natural gas liquids (NGLs) commanding a significant energy price premium over natural gas, in the past year Encana has sharpened its focus on accelerating oil and NGLs production from its extensive liquids-rich lands — now covering more than 1.7 million acres in Canada and the U.S.
“We have redirected a portion of our capital investment to oil and natural gas liquids development and exploration. We are building facilities to extract more liquids from our high energy-content natural gas streams at several of our natural gas processing plants. We are drilling liquids-prone targets on our existing lands, expanding developments into liquids-rich areas, exploring for oil, and acquiring large and significant positions in highly-prospective liquids-rich lands. The capital investment associated with these multiple initiatives is expected to represent about $1 billion in 2011,” Eresman said.

First quarter report
for the period ended March 31, 2011
Liquids-prone lands extend from Montney to Duvernay, Niobrara, Mancos and Collingwood
In recent months, Encana has assembled about 190,000 net acres in the Simonette and Kaybob areas of the Duvernay shale in Alberta, adding to its existing 380,000 net acres of liquids-rich lands in the Alberta Deep Basin and 495,000 net acres in the Montney in Alberta and British Columbia. In Colorado, Encana holds about 240,000 net acres in the Piceance and Denver-Julesburg (DJ) basins where the company has identified liquids potential in the Niobrara and Mancos shales. In Michigan this year, Encana plans to expand evaluation drilling on its 425,000 net acres in the Collingwood shale.
“Initial drilling results and indications in each of these highly-prospective formations show promise as we step up our evaluation and identification of the liquids potential. Our multi-pronged approach to boosting liquids production from our liquids-rich assets has the potential, over the next few years, to deliver substantial volumes of NGLs production,” Eresman said.
Encana offers Horn River and Greater Sierra joint venture and acquisition opportunities in northeast B.C.
Expanding its ongoing plan to attract third-party capital, Encana has initiated processes to attract additional joint venture partners on selected assets in the Horn River basin and its Greater Sierra lands. Encana is also offering an acquisition opportunity for a portion of its producing Greater Sierra resource play. Encana’s joint-venture investment strategy is aimed at accelerating value recognition of the company’s enormous resource potential. This new joint venture initiative builds on previous announcements of a farm-out agreement with Kogas Canada Ltd., a subsidiary of Korea Gas Corporation, in the Horn River and Montney formations and a planned joint venture and acquisition by PetroChina International Investment Company Limited of a 50 percent interest in Encana’s Cutbank Ridge business assets. RBC Capital Markets and Jefferies & Company, Inc. have been retained by Encana to conduct the potential joint venture and divestiture processes on the Horn River and Greater Sierra assets.
Natural gas economy gaining traction
Encana’s natural gas economy team continues to make progressive steps that help demonstrate the economic and environmental benefits of expanding natural gas use across North America. In addition to the launch of Encana’s new mobile liquefied natural gas fueling stations announced earlier this month, Encana expects to have opened five compressed natural gas stations and is targeting the conversion of about 150 of its fleet vehicles to natural gas by the end of 2011. Greater use of natural gas for transportation is gaining traction across the U.S. where more than 22 states and the federal government have initiated or passed legislation that supports purchase of home fueling systems, the construction of fueling stations and conversion or manufacture of trucks and cars to run on natural gas. Most recently, U.S. Congress, in a bi-partisan initiative, introduced the New Alternative Transportation to Give Americans Solutions legislation (NAT GAS Act of 2011), which is aimed at extending and expanding tax credits for more natural gas vehicles and fueling stations.
IMPORTANT INFORMATION
Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. As of January 1, 2011, Encana prepares its interim consolidated financial statements and comparative information in accordance with International Financial Reporting Standards (IFRS) 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board. Previously, Encana’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (previous GAAP). Reconciliations between previous GAAP and IFRS financial information can be found in the consolidated financial statements available on the company’s website at www.encana.com. Encana defines supply cost as the flat NYMEX natural gas price that yields an internal rate of return of 9 percent after tax, and does not include land costs.

Encana Corporation

First quarter report
for the period ended March 31, 2011
First Quarter 2011 Highlights
Financial
•	Cash flow per share of $1.29, or $955 million
•	Operating earnings per share of 2 cents, or $15 million
•	Net earnings per share of 11 cents, or $78 million
•	Capital investment, excluding acquisitions and divestitures, of $1.29 billion
•	Realized natural gas prices of $5.00 per thousand cubic feet (Mcf) and realized liquids prices of $80.70 per barrel (bbl). These prices include realized financial hedges
•
At the end of the quarter, debt to capitalization was 32 percent and debt to debt-adjusted cash flow was 1.8 times. Excluding the impact of unrealized hedging gains and losses, debt to adjusted EBITDA was 1.9 times

•	Paid dividend of 20 cents per share
Operating
•	Total production of 3.34 Bcfe/d
•	Natural gas production of 3.20 billion cubic feet per day (Bcf/d)
•	NGLs and oil production of about 23,000 barrels per day (bbls/d)
•	Operating and administrative costs were $1.41 per Mcfe, or $1.02 per Mcfe, excluding long-term incentive costs and foreign exchange
Strategic Developments
•
Signed a Co-operation Agreement with PetroChina International Investment Company Limited, a subsidiary of PetroChina Company Limited, that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana’s Cutbank Ridge business assets in British Columbia and Alberta. The transaction remains subject to regulatory approval by Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement

•
Announced and completed an agreement to acquire a 30 percent interest in the planned Kitimat liquefied natural gas (LNG) export terminal, located on the west coast of central British Columbia, and the associated natural gas pipeline

•
Encana Oil & Gas (USA) Inc., a subsidiary of Encana Corporation, agreed to and completed the sale of its Fort Lupton natural gas processing plant in Colorado to Western Gas Partners, LP for proceeds of approximately $300 million, resulting in a gain on divestiture of approximately $128 million, before tax

•
Encana announced that Encana Natural Gas Inc., a subsidiary, entered into an agreement to become sole LNG fuel supplier to Heckmann Water Resources, which provides water handling services to Encana and other companies in the Haynesville resource play in Louisiana. The agreement would see Encana’s new LNG fueling stations provide mobile fueling services to Heckmann’s newly-ordered fleet of 200 LNG heavy-duty trucks, which will be the largest fleet of LNG trucks in North America

•	Divested non-core assets in North America for total proceeds of approximately $397 million and acquired approximately $266 million of upstream assets, for net divestitures of about $131 million.

First Quarter 2011 Interim Report

First quarter report
for the period ended March 31, 2011
Financial Summary

(for the period ended March 31)	Q1	Q1
($ millions, except per share amounts)	2011	2010
Cash flow [1]	955	1,172
Per share diluted	1.29	1.56
Net earnings	78	1,490
Per share diluted	0.11	1.96
Operating earnings [1]	15	397
Per share diluted	0.02	0.53
Earnings Reconciliation Summary

Net earnings	78	1,490
Add back (losses) & deduct gains
Unrealized mark-to-market hedging gain (loss), after tax	(88)	912
Gain (loss) on divestitures, after tax	83	34
Non-operating foreign exchange gain (loss), after tax	68	147
Operating earnings[1]	15	397
Per share diluted	0.02	0.53

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 7.
Production & Drilling Summary

(for the period ended March 31)	Q1	Q1
(After royalties)	2011	2010	% Δ
Natural gas (MMcf/d)	3,196	3,123	+2
Natural gas production per 1,000 shares (Mcf/d)	4.34	4.17	+4
NGLs and Oil (Mbbls/d)	23	24	-4
NGLs and Oil production per 1,000 shares (Mcfe/d)	0.19	0.19	—
Total production (MMcfe/d)	3,335	3,265	+2
Total production per 1,000 shares (Mcfe/d)	4.53	4.36	+4
Net wells drilled	459	448	+2
Natural gas production growth led by strong performance in emerging shale plays
Total first quarter production was 3.34 Bcfe/d, up 4 percent per share from 3.27 Bcfe/d in the first quarter of 2010. Canadian Division production increased 18 percent year over year to about 1.48 Bcfe/d, led by Cutbank Ridge, up 40 percent, as well as strong advancements in the emerging Horn River resource play in British Columbia, which grew to 70 MMcfe/d from 11 MMcfe/d a year earlier. USA Division production decreased 8 percent to 1.86 Bcfe/d from the first quarter of 2010, largely because results in the first quarter of 2010 were affected by production volumes brought back on stream that had been shut in and curtailed in 2009 due to low prices. Also, USA Division production was about 85 MMcfe/d lower due to net divestitures. Production decreases were partially offset by strong growth in Haynesville where production grew 118 percent to 412 MMcfe/d from 189 MMcfe/d in the first quarter of 2010.
Canadian Division capital investment in the first quarter was $625 million, up from $545 million a year earlier. USA Division capital investment was $643 million, up from $474 million in the first quarter of 2010. The capital investment increases were due mainly to added investment in developing the Texas, Piceance, CBM and Haynesville resource plays.
Key resource play realignment
As Encana continues to sharpen its focus on resource plays, a greater proportion of total production is included in its key resource plays — the core value creation assets in the company’s portfolio. As a result, Encana has realigned the producing assets contained in some of its resource plays and the most noted adjustment is the merger of the East Texas and Fort Worth resource plays into the Texas resource play. Other adjustments have been made to reflect additional incremental realignment of Encana’s key resource plays, which now make up about 97 percent of the company’s total production.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Production from key resource plays

	Average Daily Production (MMcfe/d)
	2011	2010[1]					2009[1]
		Full					Full
Key Resource Play	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	510	559	521	545	574	595	601
Piceance	426	458	437	442	470	482	373
Texas	404	488	429	434	503	584	473
Haynesville	412	287	391	310	258	189	61
Canadian Division
Greater Sierra	252	236	240	238	247	218	204
Cutbank Ridge	518	461	511	515	445	371	379
Bighorn	238	240	247	260	253	198	176
CBM	469	431	445	419	426	434	450

Total key resource plays	3,229	3,160	3,221	3,163	3,176	3,071	2,717
Other production	106	161	132	159	168	194	286

Total production	3,335	3,321	3,353	3,322	3,344	3,265	3,003

1	2010 and 2009 results have been restated to reflect a realignment of key resource play areas.
Focus shifts to resource play hub activities in Haynesville resource play
Encana continues to advance its industry-leading resource play hub model which helps to expedite natural gas development and optimize efficiencies by enabling the drilling of numerous horizontal wells, each containing multiple completion stages, from a single pad location, which results in a lower environmental impact. In the Haynesville, Encana is shifting its focus from lease retention drilling to expanding and optimizing its resource play hub activities, an advancement that includes seeking regulatory approvals for longer laterals and building on its low-cost completions program. In the first quarter of 2011, the shift to resource play hub activity resulted in about a 25 percent reduction in drilling costs from a lease retention program. Further cost reductions are expected through the deployment this year of fit-for-purpose pumping equipment and service supply agreements.
First quarter natural gas and liquids prices

	Q1	Q1
	2011	2010
Natural gas
NYMEX ($/MMBtu)	4.11	5.30
Encana realized gas price[1] ($/Mcf)	5.00	6.14
NGLs and Oil ($/bbl)
WTI	94.25	78.88
Encana realized liquids price[1]	80.70	67.07

1	Realized prices include the impact of financial hedging.

First Quarter 2011 Interim Report

First quarter report
for the period ended March 31, 2011
Encana’s risk management program continues to generate strong revenue and stabilize cash flow
As a result of commodity price hedging in the first quarter, Encana’s before-tax cash flow was $205 million higher than what the company would have generated without its hedging program. In the past five years, Encana’s commodity price hedging program has resulted in about $7.3 billion of before-tax cash flow in excess of what would have been generated had the company not implemented a commodity price hedging program. Encana hedges the price on a portion of its production in order to reduce the risk of lower prices and to provide greater certainty to cash flow generation, which adds stability to the funding of ongoing capital investment.
About 50 percent of natural gas production hedged for remaining nine months of 2011
Encana continues to manage natural gas price risks through its commodity price hedges. As of March 31, 2011, Encana has hedged approximately 1.8 Bcf/d, about 50 percent, of expected April to December 2011 natural gas production, at an average NYMEX price of $5.75 per Mcf. In addition, Encana has hedged approximately 1.8 Bcf/d of expected 2012 natural gas production at an average NYMEX price of about $5.87 per Mcf and approximately 395 MMcf/d of expected 2013 natural gas production at an average price of $5.29 per Mcf.
Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year. Risk management positions as at March 31, 2011 are presented in Note 17 to the unaudited Interim Consolidated Financial Statements.
Corporate developments
Quarterly dividend of 20 cents per share declared
Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on June 30, 2011 to common shareholders of record as of June 15, 2011. Based on the April 19, 2010 closing share price on the New York Stock Exchange of $32.66, this represents an annualized yield of about 2.5 percent.
Guidance updated on key resource plays
Encana has posted additional reference information on each of its key resource plays on its website. The company’s 2011 corporate guidance is posted on www.encana.com.
Normal Course Issuer Bid
On December 8, 2010, Encana announced it had received approval to renew the company’s Normal Course Issuer Bid (NCIB) from the Toronto Stock Exchange. Under the renewed bid, Encana may purchase for cancellation up to 36.8 million common shares, representing about 5 percent of the approximately 736 million common shares issued and outstanding as at November 30, 2010. During the first quarter of 2011, Encana did not purchase any of its common shares.
Financial strength
Encana maintains a strong balance sheet. At March 31, 2011, approximately 96 percent of its outstanding debt was composed of fixed-rate debt with an average remaining term of 12.3 years. At March 31, 2011, Encana had $5.2 billion of committed revolving bank credit facilities, of which $4.8 billion remains unused. Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. The company stewards its financial position to a variety of metrics. At March 31, 2011, the company’s debt to capitalization ratio was 32 percent. The company’s debt to debt-adjusted cash flow was 1.8 times and debt to adjusted EBITDA was 2.2 times, on a trailing 12-month basis, primarily due to the low natural gas prices experienced during the past 12 months. Excluding the impact of unrealized hedging gains and losses, the company’s debt to adjusted EBITDA was 1.9 times.

Encana Corporation

First quarter report
for the period ended March 31, 2011
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, and net change in non-cash working capital. Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities. Debt-adjusted cash flow is a non-GAAP measure defined as cash flow before interest expense net of tax.

•
Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

•
Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company’s overall financial strength to steward the company’s overall debt position.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, exploration and evaluation expenses and impairments.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING OIL AND GAS INFORMATION — In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expected reduction in average supply cost in all key resource plays; possible joint venture opportunity with PetroChina and its affiliates and the impact of such transaction; ability to attract other joint venture partners and third party capital; estimates to increase NGLs production over the next few years; number of wells to be drilled in various resource and emerging plays; anticipated first gas from Deep Panuke; estimated increase in natural gas demand from transportation and power generation and exports of liquefied natural gas to new markets; expected efficiencies to be generated by resource play hub approach; potential of emerging plays; success of risk management and hedging strategies; projections contained in 2011 guidance (including estimates of cash flow per share, upstream operating cash flow, natural gas and NGLs production, growth per share, capital investment, net divestitures, and operating costs); anticipated crude oil and natural gas prices; target debt to

First Quarter 2011 Interim Report

First quarter report
for the period ended March 31, 2011
capitalization, debt to debt-adjusted cash flow and debt to adjusted EBITDA ratios; potential dividends; 2011 updated corporate guidance for each of the company’s key resource plays; ability to maintain investment grade credit ratings and strong liquidity position; projected share purchases under Encana’s NCIB program and expectation that cumulative natural gas production over the next eight to 10 years will be exposed to weighted average NYMEX gas price of $6.00 per million Btu and generate a 35 percent half cycle rate of return. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not conclude potential joint venture arrangements with PetroChina, their affiliates or others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over five years or longer, are based upon numerous facts and assumptions, including a projected capital program averaging approximately $6 billion per year that underlies the long-range plan of Encana, which is subject to review annually and to such revisions for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the company achieving an average rate of approximately 2,500 net wells per year, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage well completions and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Forward-looking information respecting anticipated 2011 cash flow for Encana is based upon achieving average production of oil and gas for 2011 of between 3.475 Bcfe/d and 3.525 Bcfe/d, commodity prices for natural gas of NYMEX $4.50 — $5/Mcf, commodity prices for crude oil of (WTI) $85 — $95 per bbl and an estimated U.S./Canadian dollar foreign exchange rate of $0.95 — $1.05 and a weighted average number of outstanding shares for Encana of approximately 736 million.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements for the period ended March 31, 2011 (“Interim Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2010.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent crude oil and natural gas liquids (“NGLs”). This document is dated April 19, 2011.
Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.
Encana’s Strategic Objectives
Encana is a leading North American natural gas producer focused on growing its strong portfolio of natural gas resource plays from northeast British Columbia to east Texas and Louisiana. Encana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.
Encana is committed to the key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders — attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Encana maintains a strong balance sheet and is committed to being a low-cost producer. Encana mitigates cost increases through continuing to improve operating efficiencies and technology innovation.
Encana is focused on sustainable, high-growth, natural gas plays in major North American basins. Encana has a history of entering resource plays early and leveraging technology to unlock resources. With the Company’s significant portfolio of natural gas resources, Encana has the capacity for substantial production growth. This supports the Company’s long-term strategy of accelerating the value recognition of its assets. Based on the current pricing environment, the Company has aligned its growth rate more closely with the Company’s capacity to generate cash flow. Encana’s strategy for 2011 is to balance near term market uncertainty with continuing capital investment for long-term growth capacity.
Further information on expected 2011 results can be found in Encana’s 2011 Corporate Guidance on the Company’s website www.encana.com.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Encana’s Business
Encana is organized into Divisions which represent the Company’s operating and reportable segments as follows:
•
Canadian Division includes the exploration for, development of, and production of natural gas, liquids and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•
USA Division includes the exploration for, development of, and production of natural gas, liquids and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and Fort Worth.

•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.
In addition to the Divisions above, Encana has a Natural Gas Economy team to focus on pursuing the development of expanded natural gas markets in North America, particularly within the areas of power generation and transportation.
Changes in Accounting Policies
On January 1, 2011, Encana adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the three months ended March 31, 2011, including required comparative information, have been prepared in accordance with International Financial Reporting Standards 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”). Unless otherwise noted, 2010 comparative information has been prepared in accordance with IFRS.
The adoption of IFRS has not had an impact on the Company’s operations, strategic decisions and Cash Flow. The most significant area of impact was the adoption of the IFRS upstream accounting principles. Further information on the IFRS impacts is provided in the Accounting Policies and Estimates Section of this MD&A, including reconciliations between previous GAAP and IFRS Net Earnings, Operating Earnings and other financial metrics.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Capitalization, Debt to Capitalization, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) and Debt to Adjusted EBITDA. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.
Results Overview
Highlights
For the three months ended March 31, 2011, Encana reported:
•	Cash Flow of $955 million and Operating Earnings of $15 million.
•	Total average production volumes of 3,335 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”), which increased from 3,265 MMcfe/d in 2010.
•	Realized financial natural gas and other commodity hedging gains of $138 million after tax.
•	Average commodity prices, excluding financial hedges, of $4.64 per thousand cubic feet equivalent (“Mcfe”).
•	Dividends paid of 20 cents per share.
Significant developments during the first quarter of 2011 included:
•
Encana signed a Co-operation Agreement with PetroChina International Investment Company Limited (“PetroChina”), a subsidiary of PetroChina Company Limited, that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana’s Cutbank Ridge business assets in British Columbia and Alberta. The transaction is subject to regulatory approval from Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement.

•	Encana acquired a 30 percent interest in the planned Kitimat liquefied natural gas export terminal, located on the west coast of central British Columbia, and the associated natural gas pipeline.

•	Encana sold its Fort Lupton natural gas processing plant in Colorado for approximately $300 million.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Financial Results

	2011	2010
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1

Cash Flow (1)	$955	$917	$1,131	$1,217	$1,172
per share — diluted	1.29	1.25	1.53	1.65	1.56

Operating Earnings (1)	15	50	85	66	397
per share — diluted	0.02	0.07	0.12	0.09	0.53

Net Earnings	78	(469)	606	(457)	1,490
per share — diluted	0.11	(0.64)	0.80	(0.62)	1.96

Capital Investment	1,286	1,426	1,218	1,096	1,024
Net Acquisitions & (Divestitures)	(131)	83	(31)	(84)	(118)

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Three Months ended March 31, 2011 versus March 31, 2010
Cash Flow of $955 million decreased $217 million primarily due to lower commodity prices, partially offset by higher realized financial hedging gains and higher production volumes. In the three months ended March 31, 2011:
•	Average commodity prices, excluding financial hedges, were $4.64 per Mcfe compared to $5.81 per Mcfe in 2010.
•	Realized financial hedging gains were $138 million after tax compared to gains of $125 million after tax in 2010.
•	Average production volumes increased 70 MMcfe/d to 3,335 MMcfe/d from 3,265 MMcfe/d in 2010.
Operating Earnings of $15 million decreased $382 million primarily due to lower commodity prices and higher long-term compensation costs, partially offset by higher realized financial hedging gains and higher production volumes.
Net Earnings of $78 million decreased $1,412 million primarily due to lower combined realized and unrealized financial hedging gains, lower commodity prices and higher long-term compensation costs, partially offset by higher production volumes. Combined realized and unrealized hedging gains for 2011 were $50 million after tax compared to $1,037 million after tax for 2010.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Quarterly Prices and Foreign Exchange Rates

	2011	2010
(average for the period)	Q1	Q4	Q3	Q2	Q1

Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$5.00	$5.03	$5.27	$5.50	$6.14
Excluding hedging	4.26	3.93	4.19	4.23	5.56
Natural Gas Price Benchmarks
AECO (C$/Mcf)	3.77	3.58	3.72	3.86	5.36
NYMEX ($/MMBtu)	4.11	3.80	4.39	4.09	5.30
Rockies (Opal) ($/MMBtu)	3.84	3.44	3.53	3.66	5.14
Texas (HSC) ($/MMBtu)	4.06	3.78	4.33	4.04	5.36
Basis Differential ($/MMBtu)
AECO/NYMEX	0.29	0.28	0.83	0.32	0.19
Rockies/NYMEX	0.27	0.36	0.86	0.43	0.16
Texas/NYMEX (1)	0.05	0.02	0.06	0.05	(0.06)
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	1.015	0.987	0.962	0.973	0.961

(1)	Texas (HSC) was higher than NYMEX in the first quarter of 2010.
Encana’s financial results are influenced by fluctuations in commodity prices, which include price differentials, and the U.S./Canadian dollar exchange rate. As a means of managing this commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.
In the first quarter of 2011, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices and widening basis differentials compared to the first quarter of 2010. Hedging activities contributed an additional $0.74 per thousand cubic feet (“Mcf”) to the average realized gas price in the first quarter of 2011.
As of March 31, 2011, Encana has hedged approximately 1,767 million cubic feet (“MMcf”) per day (“MMcf/d”) of expected April to December 2011 natural gas production using NYMEX fixed price contracts at an average price of $5.75 per Mcf. In addition, Encana has hedged approximately 1,785 MMcf/d of expected 2012 natural gas production at an average price of $5.87 per Mcf and approximately 395 MMcf/d of expected 2013 natural gas production at an average price of $5.29 per Mcf. The Company’s hedging program helps sustain cash flow during periods of lower prices.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Production and Net Capital Investment
Production Volumes (After Royalties)

	2011	2010				2009
(average daily)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Produced Gas (MMcf/d)
Canadian Division	1,395	1,395	1,390	1,327	1,177	1,071	1,201	1,343
USA Division	1,801	1,835	1,791	1,875	1,946	1,616	1,524	1,581

	3,196	3,230	3,181	3,202	3,123	2,687	2,725	2,924

Liquids (bbls/d)
Canadian Division	14,238	11,327	14,262	13,462	13,558	12,477	15,909	17,624
USA Division	9,023	9,206	9,142	10,112	10,108	11,586	10,325	11,699

	23,261	20,533	23,404	23,574	23,666	24,063	26,234	29,323

Total (MMcfe/d)
Canadian Division	1,480	1,463	1,476	1,408	1,258	1,145	1,297	1,449
USA Division	1,855	1,890	1,846	1,936	2,007	1,686	1,586	1,651

	3,335	3,353	3,322	3,344	3,265	2,831	2,883	3,100

In the first quarter of 2011, total average production volumes of 3,335 MMcfe/d increased 70 MMcfe/d from the first quarter of 2010. In the Canadian Division, higher volumes were primarily due to its successful drilling program and lower royalties. In the USA Division, volumes were lower primarily due to 2010 volumes including flush production from bringing on shut-in and curtailed production. In addition, 2011 volumes were lower by approximately 85 MMcfe/d due to net divestitures in the USA Division.
Net Capital Investment

	Three months ended March 31
($ millions)	2011	2010

Canadian Division	$625	$545
USA Division	643	474
Corporate & Other	18	5

Capital Investment	1,286	1,024

Acquisitions	266	28
Divestitures (1)	(397)	(146)

Net Acquisitions and Divestitures	(131)	(118)

Net Capital Investment	$1,155	$906

(1)	Reflects proceeds from divestitures.
Capital investment during the first quarter of 2011 was primarily focused on continued development of Encana’s North American key resource plays. Capital investment of $1,286 million was higher compared to the first quarter of 2010 primarily due to increased spending on developing Haynesville, Piceance, Texas and CBM.
Acquisitions during the first quarter of 2011 of $266 million were primarily in the Canadian Division and include land and property purchases that are complementary to existing Company assets. Land acquisitions included acreage with liquids-rich production potential.

Encana Corporation

First quarter report
for the period ended March 31, 2011
The Company’s non-core asset divestiture proceeds in the first quarter of 2011 were $98 million in the Canadian Division and $299 million in the USA Division. Divestiture proceeds in the USA Division resulted primarily from the sale of the Fort Lupton natural gas processing plant in Colorado.
Encana is presently involved in a number of joint ventures with counterparties in both Canada and the U.S. These arrangements support Encana’s long-term strategy of accelerating the value recognition of its assets.
Divisional Results
Canadian Division
Operating Cash Flow and Netbacks

	Three months ended March 31
	2011		2010
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$597	$4.40	$657	$5.60
Realized Financial Hedging Gain	81		63
Expenses
Production and mineral taxes	4	0.03	1	0.01
Transportation	55	0.42	45	0.39
Operating	167	1.23	140	1.18

Operating Cash Flow / Netback	$452	$2.72	$534	$4.02
Realized Financial Hedging Gain		0.61		0.55

Netback including Realized Financial Hedging		$3.33		$4.57

Three Months ended March 31, 2011 versus March 31, 2010
Operating Cash Flow of $452 million decreased $82 million primarily due to lower realized commodity prices and higher long-term compensation costs included in operating expenses, partially offset by higher realized financial hedging gains and higher production volumes. In the first quarter of 2011:
•	Lower realized commodity prices, excluding the impact of financial hedging, resulted in a decrease of $155 million in revenues, which reflects the changes in benchmark prices and basis differentials.
•	Operating expenses included $0.12/Mcfe of long-term compensation costs compared to a recovery of $0.06/Mcfe for 2010.
•	Realized financial hedging gains were $81 million compared to $63 million in 2010 on a before tax basis.
•	Average production volumes of 1,480 MMcfe/d increased 222 MMcfe/d compared to 2010, resulting in an increase of $94 million in revenues.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Results by Key Area

	Three months ended March 31
	Daily Production
	(MMcfe/d after		Capital		Drilling Activity
	royalties)		($ millions)		(net wells drilled)
	2011	2010	2011	2010	2011	2010

Greater Sierra (1)	252	218	$140	$141	9	16
Cutbank Ridge (2)	518	371	112	120	12	16
Bighorn	238	198	124	108	13	15
CBM	469	434	147	119	320	299

Key Resource Plays(3)	1,477	1,221	523	488	354	346
Other	3	37	102	57	—	—

Total Canadian Division	1,480	1,258	$625	$545	354	346

(1)	2011 includes Horn River, which had production of 70 MMcfe/d (2010 — 11 MMcfe/d), capital of $105 million (2010 — $110 million) and 2 net wells drilled (2010 — 6 net wells).

(2)	2011 includes Montney, which had production of 335 MMcfe/d (2010 — 200 MMcfe/d), capital of $93 million (2010 — $108 million) and 10 net wells drilled (2010 — 15 net wells).

(3)	Key resource play areas were realigned in the first quarter of 2011, with comparative information restated.
Production Volumes
•	Average production volumes of 1,480 MMcfe/d increased 18 percent in the first quarter of 2011 compared to the same period of 2010.
•	This increase in production is primarily due to successful drilling programs at Cutbank Ridge and Horn River, and lower royalty rates compared to the first quarter of 2010.
Division Expenses

	Three months ended March 31
($ millions)	2011	2010

Exploration and evaluation	$3	$—
Depreciation, depletion and amortization	335	295
(Gain) loss on divestitures	(8)	(10)
In the first quarter of 2011, depreciation, depletion and amortization (“DD&A”) of $335 million increased $40 million from 2010 primarily due to higher production volumes.

Encana Corporation

First quarter report
for the period ended March 31, 2011
USA Division
Operating Cash Flow and Netbacks

	Three months ended March 31
	2011		2010
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$831	$4.84	$1,108	$5.94
Realized Financial Hedging Gain	130		100
Expenses
Production and mineral taxes	49	0.29	68	0.38
Transportation	172	1.03	166	0.92
Operating	135	0.75	111	0.48

Operating Cash Flow / Netback	$605	$2.77	$863	$4.16
Realized Financial Hedging Gain		0.78		0.55

Netback including Realized Financial Hedging		$3.55		$4.71

Three Months ended March 31, 2011 versus March 31, 2010
Operating Cash Flow of $605 million decreased $258 million primarily due to lower realized commodity prices, lower production volumes and higher long-term compensation costs included in operating expenses, partially offset by higher realized financial hedging gains. In the first quarter of 2011:
•	Lower realized commodity prices, excluding the impact of financial hedging, resulted in a decrease of $183 million, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes of 1,855 MMcfe/d decreased 152 MMcfe/d compared to 2010, resulting in a decrease of $82 million in revenues.
•	Operating expenses included $0.16/Mcfe of long-term compensation costs compared to a recovery of $0.03/Mcfe for 2010.
•	Realized financial hedging gains were $130 million compared to $100 million in 2010 on a before tax basis.
Results by Key Area

	Three months ended March 31
	Daily Production
	(MMcfe/d after		Capital		Drilling Activity
	royalties)		($ millions)		(net wells drilled)
	2011	2010	2011	2010	2011	2010

Jonah	510	595	$94	$84	25	28
Piceance	426	482	78	23	29	33
Texas	404	584	129	64	17	10
Haynesville	412	189	258	237	22	20

Key Resource Plays (1)	1,752	1,850	559	408	93	91
Other	103	157	84	66	12	11

Total USA Division	1,855	2,007	$643	$474	105	102

(1)	Key resource play areas were realigned in the first quarter of 2011, with comparative information restated.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Production Volumes
•	Average production volumes of 1,855 MMcfe/d decreased 8 percent in the first quarter of 2011 compared to the same period of 2010.
•
This decrease in production is primarily due to 2010 volumes including flush production from bringing on shut-in and curtailed production. In addition, first quarter 2011 volumes were 85 MMcfe/d lower due to net divestitures. The decrease in production was partially offset by drilling and operational success in Haynesville in 2011.

Division Expenses

	Three months ended March 31
($ millions)	2011	2010

Exploration and evaluation	$5	$3
Depreciation, depletion and amortization	457	500
(Gain) loss on divestitures	(121)	(42)
In the first quarter of 2011, DD&A of $457 million decreased $43 million from 2010 primarily due to lower production volumes. The net gain on divestitures for the first quarter of 2011 of $121 million resulted primarily from the sale of the Fort Lupton natural gas processing plant for proceeds of approximately $300 million. The 2010 net gain on divestitures of $42 million resulted from non-core asset sales.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Market Optimization

	Three months ended March 31
($ millions)	2011	2010

Revenues	$179	$228
Expenses
Operating	13	10
Purchased product	165	211
DD&A	3	3

	$(2)	$4

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.
Revenues and purchased product expenses decreased in the first quarter of 2011 compared to 2010 mainly due to lower commodity prices, partially offset by higher volumes required for optimization.
Corporate and Other

	Three months ended March 31
($ millions)	2011	2010

Revenues	$(151)	$1,389
Expenses
Operating	(18)	3
DD&A	19	16
(Gain) loss on divestitures	—	(1)

	$(152)	$1,371

Revenues primarily represent unrealized hedging gains or losses related to financial natural gas and liquids hedge contracts. Operating expenses primarily reflect unrealized financial hedging gains or losses related to the Company’s power contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Other Operating Results
Expenses

	Three months ended March 31
($ millions)	2011	2010

Accretion of asset retirement obligation	$13	$13
Administrative	136	86
Interest	119	130
Foreign exchange (gain) loss, net	(114)	(144)

	$154	$85

In the first quarter of 2011:
•	Administrative expense increased $50 million from 2010 primarily as a result of higher long-term compensation costs due to increased share prices.
•
Foreign exchange gains decreased $30 million from 2010 as a result of lower foreign exchange gains on the revaluation of long-term debt and a loss on settlement of intercompany transactions, partially offset by gains on the revaluation of monetary assets and liabilities.

Income Tax

	Three months ended March 31
($ millions)	2011	2010

Current Income Tax	$(67)	$12
Deferred Income Tax	67	439

Total Income Tax	$—	$451

In the first quarter of 2011:
•
Current income tax, a recovery of $67 million, decreased $79 million from 2010 primarily due to lower Cash Flow resulting from lower commodity prices, partially offset by higher realized hedging gains.

•	Total income tax expense decreased $451 million from 2010 due to lower earnings before tax primarily resulting from lower combined realized and unrealized hedging gains and lower commodity prices.
Encana’s effective tax rate was nil for the first quarter of 2011, compared to 23.2 percent for the first quarter of 2010. The effective tax rate in any period is a function of the relationship between total tax (current and deferred) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration permanent differences, adjustments to estimates, changes to tax rates and other tax legislation in each jurisdiction. Permanent differences are comprised of a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;
•	International financing; and
•	Foreign exchange (gains) losses not included in net earnings.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually tax matters under review. The Company believes that the provision for taxes is adequate.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Summary of Consolidated Net Earnings

	2011	2010				2009 — Previous GAAP(1)
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Continuing Operations
Net Earnings from Continuing Operations	$78	$(469)	$606	$(457)	$1,490	$589	$39	$211
per share — basic	0.11	(0.64)	0.82	(0.62)	1.99	0.78	0.05	0.28
per share — diluted	0.11	(0.64)	0.80	(0.62)	1.96	0.78	0.05	0.28

Total Consolidated
Net Earnings	78	(469)	606	(457)	1,490	636	25	239
per share — basic	0.11	(0.64)	0.82	(0.62)	1.99	0.85	0.03	0.32
per share — diluted	0.11	(0.64)	0.80	(0.62)	1.96	0.85	0.03	0.32

Revenues, Net of Royalties	1,667	1,431	2,425	1,469	3,545	2,712	2,271	2,449

(1)	As Encana’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.
On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company. The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus operations. The former Canadian Plains and Integrated Oil — Canada upstream operations were transferred to Cenovus, and were reported as continuing operations. The former Integrated Oil U.S. Downstream Refining assets were also transferred to Cenovus and were reported as discontinued operations.
In 2009, Encana’s Net Earnings were impacted primarily by combined realized and unrealized hedging gains of $1,143 million after tax, average production volumes of 4,365 MMcfe/d and an average commodity price of $4.49 per Mcfe, excluding financial hedges. Combined realized and unrealized hedging gains and losses after tax contributed to the quarterly volatility in net earnings (Q2 — $150 million gain; Q3 — $18 million loss; Q4 — $223 million gain). Average production included 1,362 MMcfe/d from the former Canadian Plains and Integrated Oil — Canada upstream operations.
In 2010, Encana’s Net Earnings were impacted primarily by combined realized and unrealized hedging gains of $1,442 million after tax, average production volumes of 3,321 MMcfe/d and an average commodity price of $4.74 per Mcfe, excluding financial hedges. Combined realized and unrealized hedging gains and losses after tax contributed to the quarterly volatility in net earnings (Q1 — $1,037 million gain; Q2 — $77 million loss; Q3 — $542 million gain; Q4 — $60 million loss).

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2011	2010

Net Cash From (Used In)
Operating activities	$633	$(773)
Investing activities	(1,261)	(1,039)
Financing activities	121	(465)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	5	(4)

Increase (Decrease) in Cash and Cash Equivalents	$(502)	$(2,281)

Operating Activities
Net cash from operating activities in the first quarter of 2011 of $633 million increased $1,406 million compared to the first quarter of 2010. This increase is a result of items discussed in the Financial Results section of this MD&A, as well as the change in non-cash working capital. For the first quarter of 2011, the net change in non-cash working capital was a deficit of $299 million, compared to a deficit of $1,914 million for the same period in 2010. The 2010 net change in non-cash working capital reflected a one time tax payment of $1,775 million related to the wind-up of the Company’s Canadian oil and gas partnership.
The Company had a working capital deficit of $1,208 million at March 31, 2011 compared to a surplus of $20 million at December 31, 2010. Working capital included current debt of $1,374 million at March 31, 2011 and $500 million at December 31, 2010, which is discussed further below. Encana expects that it will continue to meet the payment terms of its suppliers.
Investing Activities
Net cash used for investing activities in the first quarter of 2011 of $1,261 million increased $222 million compared to the first quarter of 2010. In the first quarter of 2011, capital investment for the Canadian and USA Divisions of $1,268 million increased $249 million and net divestitures increased $13 million compared to the first quarter of 2010. Reasons for these changes are discussed under the Net Capital Investment and Divisional Results sections of this MD&A.
Financing Activities
Current and Long-Term Debt
Encana’s debt totaled $8,019 million at March 31, 2011 and $7,629 million at December 31, 2010.
Encana’s current debt of $1,374 million at March 31, 2011 included $1,014 million in current portion of long-term debt and $360 million drawn from total available revolving credit facilities of $5.2 billion. Current debt at December 31, 2010 included $500 million in current portion of long-term debt.
Long-term debt of $6,645 million at March 31, 2011 decreased from $7,129 million at December 31, 2010 primarily due to the reclassification of a C$500 million note to current debt.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Credit Facilities and Shelf Prospectuses
Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.
As at March 31, 2011, Encana had committed revolving bank credit facilities of $5.2 billion, of which $4.8 billion remains unused.
•	Encana has in place a revolving bank credit facility for C$4.5 billion ($4.6 billion) that remains committed through October 2012. At March 31, 2011, $4.2 billion remains unused.
•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 2013. At March 31, 2011, $564 million remains unused.
As at March 31, 2011, Encana had available unused capacity under shelf prospectuses for up to $6.1 billion.
•
Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At March 31, 2011, C$2.0 billion ($2.1 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2011 and is expected to be renewed prior to expiry.

•
Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At March 31, 2011, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements and indentures.
Normal Course Issuer Bid
Encana has received regulatory approval under Canadian securities law to purchase common shares under nine consecutive annual Normal Course Issuer Bids (“NCIB”). During the first quarter of 2011, the Company did not purchase any common shares. During the first quarter of 2010, the Company purchased 9.9 million common shares for total consideration of approximately $320 million.
Encana is entitled to purchase, for cancellation, up to 36.8 million common shares under the current NCIB, which commenced December 14, 2010 and terminates on December 13, 2011. Shareholders may obtain a copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid by contacting investor.relations@encana.com.
Dividends and Outstanding Share Data
Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in the first quarter of 2011 were $147 million or $0.20 per share (2010 — $149 million or $0.20 per share).
As at March 31, 2011, Encana had 736.3 million common shares outstanding (December 31, 2010 — 736.3 million).

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Financial Metrics
Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses as measures of the Company’s overall financial strength to steward the Company’s overall debt position. Encana targets a Debt to Capitalization ratio of less than 40 percent and Debt to Adjusted EBITDA of less than 2.0 times. At March 31, 2011, the Company’s Debt to Capitalization was within this range. The Company’s Debt to Adjusted EBITDA was slightly higher than its target primarily due to the lower natural gas prices experienced during the last twelve months.

	March 31, 2011		December 31, 2010

Debt to Capitalization (1,2)	32%		31%
Debt to Adjusted EBITDA (1,2,3)	2.2	x	1.4	x

(1)	Debt is defined as current and long-term debt.

(2)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

(3)	Calculated on a trailing 12-month basis.
Risk Management
Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:
•	financial risks;
•	operational risks; and
•	safety, environmental and regulatory risks.
Financial Risks
Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. All financial derivative agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings. Financial risks include market pricing of natural gas, credit and liquidity.
To partially mitigate the natural gas commodity price risk, the Company enters into swaps, which fix NYMEX prices. To help protect against varying natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points. Further information, including the details of Encana’s financial instruments as of March 31, 2011, is disclosed in Note 17 to the Interim Consolidated Financial Statements.
Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s accounts receivable is with customers in the oil and gas industry. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality and transactions that are fully collateralized.
The Company manages liquidity risk through cash and debt management programs, including maintaining a strong balance sheet and significant unused credit facilities. The Company also has access to a wide range of funding alternatives at competitive rates, including commercial paper, capital markets, debt and bank credit facilities. Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient cash resources are in place to fund capital expenditures and dividend payments.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Operational Risks
The Company’s ability to operate, generate cash flows, complete projects, and value reserves is dependent on financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the ability to secure and maintain cost effective financing for its commitments; environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation, and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.
Safety, Environmental and Regulatory Risks
The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas and liquids and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.
A comprehensive discussion of Encana’s Risk Management is provided in the Company’s MD&A for the year ended December 31, 2010.
Accounting Policies and Estimates
Adoption of International Financial Reporting Standards
The Company has prepared its March 31, 2011 Interim Consolidated Financial Statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and with IAS 34, Interim Financial Reporting, as issued by the IASB. Previously, the Company prepared its financial statements in accordance with Canadian GAAP, or previous GAAP. The adoption of IFRS has not had a material impact on the Company’s operations, strategic decisions, Cash Flow and capital expenditures.
The Company’s IFRS accounting policies are provided in Note 3 to the Interim Consolidated Financial Statements. In addition, Note 20 to the Interim Consolidated Financial Statements presents reconciliations between the Company’s 2010 previous GAAP results and the 2010 IFRS results. The reconciliations include the Consolidated Balance Sheets as at January 1, 2010, March 31, 2010 and December 31, 2010, and Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the three months ended March 31, 2010 and for the twelve months ended December 31, 2010.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
The following provides summary reconciliations of Encana’s 2010 previous GAAP and IFRS results, along with a discussion of the significant IFRS accounting policy changes.
Summary Net Earnings Reconciliation

	2010
($ millions)	Annual	Q4	Q3	Q2	Q1

Net Earnings — Previous GAAP	$1,499	$(42)	$569	$(505)	1,477
After-tax (addition) / deduction:
Exploration and evaluation	27	26	1	(1)	1
Depletion, depreciation and amortization	60	17	18	15	10
Impairments	371	371	—	—	—
Divestitures (gain) loss	(101)	12	(51)	(28)	(34)
Asset retirement obligation accretion	1	1	—	—	—
Compensation	5	—	(6)	1	10
Foreign currency	(34)	—	1	(35)	—

	329	427	(37)	(48)	(13)

Net Earnings — IFRS	$1,170	$(469)	$606	$(457)	$1,490

Summary Operating Earnings Reconciliation

	2010
($ millions)	Annual	Q4	Q3	Q2	Q1

Operating Earnings — Previous GAAP(1)	$665	$68	$98	$81	$418
After-tax (addition) / deduction:
Exploration and evaluation	1	—	1	(1)	1
Depletion, depreciation and amortization	60	17	18	15	10
Accretion of asset retirement obligation	1	1	—	—	—
Compensation	5	—	(6)	1	10

	67	18	13	15	21

Operating Earnings — IFRS(1)	$598	$50	$85	$66	$397

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Financial Metrics

	2010
($ millions)	Annual	Q4	Q3	Q2	Q1

Cash Flow (1)
Previous GAAP	$4,439	$917	$1,132	$1,217	$1,173
IFRS	4,437	917	1,131	1,217	1,172
Capital Investment
Previous GAAP	$4,773	$1,427	$1,227	$1,099	$1,020
IFRS	4,764	1,426	1,218	1,096	1,024
Debt to Capitalization (1)
Previous GAAP	31%
IFRS	31%

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Accounting Policy Changes
The following discussion explains the significant differences between Encana’s previous GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.
The most significant changes to the Company’s accounting policies relate to the accounting for upstream costs. Under previous GAAP, Encana followed the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and liquids reserves were capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, the Company was required to adopt new accounting policies for upstream activities, including exploration and evaluation costs and development costs.
Under IFRS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development costs include those expenditures for areas where technical feasibility and commercial viability has been determined. Encana adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 IFRS upstream asset costs to be equal to its previous GAAP historical upstream property, plant and equipment net book value. Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the development costs were deemed equal to the upstream full cost pool balance. Under IFRS, exploration and evaluation costs are presented as exploration and evaluation assets and development costs are presented within property, plant and equipment on the Consolidated Balance Sheet.
Exploration and Evaluation
Exploration and evaluation assets at January 1, 2010 were deemed to be $1,885 million, representing the unproved properties balance under previous GAAP. This resulted in a reclassification of $1,885 million from property, plant and equipment to exploration and evaluation assets on Encana’s Consolidated Balance Sheet as at January 1, 2010. As at December 31, 2010, the Company’s exploration and evaluation assets were $2,158 million including $1,114 million in the Canadian Division and $1,044 million in the USA Division.
Under previous GAAP, exploration and evaluation costs were capitalized as property, plant and equipment in accordance with the CICA’s full cost accounting guidelines. Under IFRS, Encana capitalizes these costs initially as exploration and evaluation assets. Once technical feasibility and commercial viability of the area has been determined, the capitalized costs are transferred from exploration and evaluation assets to property, plant and equipment. Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore are expensed.
During the twelve months ended December 31, 2010, Encana transferred $303 million of capitalized exploration and evaluation costs to property, plant and equipment and expensed $50 million of unsuccessful exploration and evaluation assets and $15 million in direct exploration costs. The application of IFRS for exploration and evaluation costs resulted in a $27 million decrease, after tax, to Encana’s previous GAAP Net Earnings for the twelve months ended December 31, 2010.
Depreciation, Depletion and Amortization
Development costs at January 1, 2010 were deemed to be $23,216 million, representing the upstream full cost pool balance under previous GAAP. Consistent with previous GAAP, these costs are capitalized as property, plant and equipment under IFRS. Under previous GAAP, development costs were depleted using the unit-of-production method calculated for each country cost centre. Under IFRS, development costs are depleted using the unit-of-production method calculated at the established area level. The IFRS 1 exemption permitted the Company to allocate development costs to the area level using proved reserve values for each Division as at January 1, 2010.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Depleting at an area level under IFRS resulted in an $86 million increase to Encana’s DD&A expense for the twelve months ended December 31, 2010. Encana’s Net Earnings decreased $60 million, after tax, compared to previous GAAP for the twelve months ended December 31, 2010 as a result of depleting at an area level under IFRS.
Impairments
Under previous GAAP, an upstream impairment was recognized if the carrying amount exceeded the undiscounted cash flows from proved reserves for a country cost centre. An impairment was measured as the amount by which the carrying value exceeded the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under previous GAAP were not reversed.
Under IFRS, an upstream impairment is recognized if the carrying value exceeds the recoverable amount for a cash-generating unit. Upstream areas are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount. Impairment reversals are recognized in net earnings and the carrying amount of the cash-generating unit is increased to its revised recoverable amount as if no impairment had been recognized for the prior periods.
For the twelve months ended December 31, 2010, Encana recognized an after-tax impairment of $371 million relating to the Company’s Canadian offshore upstream assets which form a cash-generating unit under IFRS. The impairment recognized was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on discounted future cash flows of proved and probable reserves using forecast prices and costs. Under previous GAAP, these assets were included in the Canadian cost centre ceiling test, which was not impaired at December 31, 2010.
Divestitures
Under previous GAAP, proceeds from divestitures of upstream assets were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.
Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed. For the twelve months ended December 31, 2010, Encana recognized a $143 million net gain on divestitures under IFRS compared to previous GAAP results. The net gain arose from the Canadian and USA Divisions, totaling $90 million and $53 million, respectively. Accounting for divestitures under IFRS resulted in an after-tax increase of $101 million to Encana’s previous GAAP Net Earnings for the twelve months ended December 31, 2010.
Asset Retirement Obligation
Under previous GAAP, the asset retirement obligation was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities were not remeasured to reflect period end discount rates.
Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.
In conjunction with the IFRS 1 exemption regarding upstream assets discussed above, Encana was required to remeasure its asset retirement obligation upon transition to IFRS and recognize the difference in retained earnings. The application of this exemption resulted in a $32 million increase to the asset retirement obligation on Encana’s Consolidated Balance Sheet as at January 1, 2010 and a corresponding after-tax charge to retained earnings of $26 million. Subsequent IFRS remeasurements of the obligation are recorded through property, plant and equipment with an offsetting adjustment to the asset retirement obligation. As at December 31, 2010, excluding the January 1, 2010 adjustment, Encana’s asset retirement obligation increased by $101 million, which primarily reflects the remeasurement of the obligation using Encana’s discount rate of 5.4 percent as at December 31, 2010.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Compensation
Share-based payments
Under previous GAAP, Encana accounted for certain stock-based compensation plans whereby the obligation and compensation costs were accrued over the vesting period using the intrinsic value method. The intrinsic value of a share unit is the amount by which the Company’s share price exceeds the exercise price of the share unit.
For these stock-based compensation plans, IFRS requires the liability for share-based payments be fair valued using an option pricing model, such as the Black-Scholes-Merton model, at each reporting date. Accordingly, upon transition to IFRS, the Company recorded a fair value adjustment of $38 million as at January 1, 2010 to increase the share-based compensation liability with a corresponding charge to retained earnings. Encana elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated. Subsequent IFRS fair value adjustments are recorded through property, plant and equipment, exploration and evaluation expenses, operating expenses and administrative expenses with an offsetting adjustment to the share-based compensation liability.
In addition to the January 1, 2010 adjustment discussed above, the IFRS fair-value remeasurements subsequent to transition increased the current liability for share-based payments by $20 million as at December 31, 2010 in comparison to previous GAAP.
Pensions
Encana elected to use the IFRS 1 exemption whereby the cumulative unamortized net actuarial gains and losses of the Company’s defined benefit plan are charged to retained earnings on January 1, 2010. This resulted in a $75 million increase to the accrued benefit obligation and a corresponding $55 million after-tax charge to retained earnings.
The application of IFRS for share-based payments and employee benefit plans resulted in a $5 million decrease, after tax, to Encana’s previous GAAP Net Earnings for the twelve months ended December 31, 2010.
Foreign Currency
As permitted by IFRS 1, the Company elected to apply the exemption to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. Accordingly, $755 million was recognized as an adjustment to retained earnings on January 1, 2010. The reclassification had no impact on total shareholders’ equity as at January 1, 2010. As a result of the election, the accounts of the Company have not been retrospectively restated using IFRS foreign currency principles.
Future foreign currency translation gains and losses that are recognized from the cumulative foreign currency translation adjustment will differ under IFRS compared to previous GAAP due to the exemption taken above. The application of the IFRS exemption resulted in a $34 million increase to Encana’s previous GAAP Net Earnings for the twelve months ended December 31, 2010. This arose due to the reversal of a foreign exchange loss recorded under previous GAAP that had been recognized in retained earnings under IFRS as a result of the exemption.
The IFRS adjustments discussed above are recorded in the Company’s functional currency and are subject to translation for presentation purposes. The associated foreign currency impacts are reported in accumulated other comprehensive income.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Income Tax
Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP. Upon transition to IFRS, the Company recognized a $26 million reduction in the deferred income tax balance with a corresponding increase to retained earnings. For the twelve months ended December 31, 2010, the application of the IFRS adjustments discussed above resulted in a $134 million decrease to the Company’s deferred income tax expense and a corresponding increase to Encana’s previous GAAP Net Earnings.
Other Exemptions
Other significant IFRS 1 exemptions taken by Encana at January 1, 2010 include the following:
•	Business combinations and joint ventures entered into prior to January 1, 2010 were not retrospectively restated under IFRS.
•	Borrowing costs directly attributable to the acquisition or construction of qualifying assets were not retrospectively restated prior to January 1, 2010.
•
Leases were not reassessed to determine whether an arrangement contained a lease under International Financial Reporting Interpretations Committee 4, Determining whether an Arrangement contains a Lease, for contracts that were already assessed under previous GAAP.

The remaining IFRS 1 exemptions were not applicable or material to the preparation of Encana’s Consolidated Balance Sheet at the date of transition to IFRS on January 1, 2010.
Net Earnings Per Common Share
As Encana has stock-based compensation plans that may be settled in common shares or cash at the employees’ option, IFRS requires the more dilutive of cash-settled and equity-settled be used in calculating diluted net earnings per common share regardless of how the share plan is accounted for. As a result, share units that are accounted for as cash-settled may require an adjustment to the denominator for potentially dilutive share units and a corresponding adjustment to the numerator for any changes in net earnings that would result if the share units had been reported as equity instruments for the purposes of calculating diluted net earnings per common share.
For the three months ended March 31, 2010 and the twelve months ended December 31, 2010, diluted net earnings per common share was calculated using the more dilutive equity-settled method. Accordingly, Net Earnings was reduced by $15 million for the three months ended March 31, 2010 and by $17 million for the twelve months ended December 31, 2010.
Recent Pronouncements Issued
All accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following new IFRS pronouncements have been issued but are not effective and may have an impact on the Company:
•
As of January 1, 2013, Encana will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The adoption of this standard should not have a material impact on Encana’s Consolidated Financial Statements.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Critical Accounting Estimates
Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. The preceding discussion outlines the Company’s significant accounting policies and practices adopted under IFRS. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.
Upstream Assets and Reserves
Reserves estimates can have a significant impact on earnings, as they are a key input to the Company’s DD&A calculations and impairment tests. Costs accumulated within each area are depleted using the unit-of-production method based on proved reserves using estimated future prices and costs. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. A downward revision in reserves estimates or an increase in estimated future development costs could result in the recognition of a higher DD&A charge to net earnings.
Upstream assets, including exploration and evaluation costs and development costs, are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell and its value in use. Fair value less costs to sell may be determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs. A downward revision in reserves estimates could result in the recognition of impairments charged to net earnings.
Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings.
All of Encana’s oil and gas reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts. Contingent resources are not classified as reserves due to the absence of a commercial development plan that includes a firm intent to develop within a reasonable time frame.
Asset Retirement Obligations
Asset retirement obligations include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement obligation is measured at the present value of the expenditure to be incurred. The associated asset retirement cost is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing, amount of cash flows or changes in discount rate are recognized as a change in the asset retirement obligation and the related asset retirement cost.
Increases in the estimated asset retirement obligation and costs increase the corresponding charges of accretion and DD&A to net earnings. A decrease in discount rates decreases the asset retirement obligation, which decreases the accretion charged to net earnings. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Goodwill
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment annually at December 31 of each year. Goodwill is currently attributed to the aggregated cash-generating units that collectively form the respective Canadian and USA Divisions. This represents the lowest level that goodwill is monitored for internal management purposes.
To assess impairment, the goodwill carrying amount for each Division is compared to the recoverable amount of the aggregated cash-generating units of the Division. If the carrying amount for the Division exceeds the recoverable amount, the associated goodwill is written down with an impairment recognized in net earnings. Goodwill impairments are not reversed.
The recoverable amount is the greater of the Divisions fair value less costs to sell and its value in use. Fair value less costs to sell is derived by estimating the discounted after-tax future net cash flows for the aggregated cash-generating units. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the proved and probable reserves and discounted using market-based rates. A downward revision in reserves estimates could result in the recognition of a goodwill impairment charge to net earnings.
Income Taxes
Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period. The deferred income tax assets and liabilities are adjusted to reflect changes in enacted or substantively enacted income tax rates that are expected to apply, with the corresponding adjustment recognized in net earnings or in shareholders’ equity depending on the item to which the adjustment relates.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.
Derivative Financial Instruments
As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Derivative financial instruments that do not qualify, or are not designated, as hedges for accounting are recorded at fair value. Instruments are recorded in the balance sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses are presented in revenues as the contracts are settled. Unrealized gains and losses are presented in revenue at the end of each respective reporting period based on the change in fair value. The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.
For 2010 through to the first quarter of 2011, the Company elected not to designate any of its derivative financial instruments as hedges for accounting. As a result, the changes in fair value of the derivative instruments were recorded in the Company’s net earnings.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Cash Flow per share — diluted, Operating Earnings, Operating Earnings per share — diluted, Debt to Capitalization, and Debt to Adjusted EBITDA. Management’s use of these measures is discussed further below.
Cash Flow

	2011	2010
($ millions)	Q1	Q4	Q3	Q2	Q1

Cash From (Used in) Operating Activities	$633	$919	$1,324	$893	$(773)
(Add back) deduct:
Net change in other assets and liabilities	(23)	1	(16)	(38)	(31)
Net change in non-cash working capital	(299)	1	209	(286)	(1,914)

Cash Flow	$955	$917	$1,131	$1,217	$1,172

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital.
Operating Earnings

	2011	2010
($ millions)	Q1	Q4	Q3	Q2	Q1

Net Earnings	$78	$(469)	$606	$(457)	$1,490
Add back (losses) and deduct gains (after tax):
Unrealized hedging gain (loss)	(88)	(269)	331	(340)	912
Exploration and evaluation	—	(26)	—	—	—
Impairments	—	(371)	—	—	—
Gain (loss) on divestitures	83	(12)	51	28	34
Non-operating foreign exchange gain (loss)	68	159	139	(211)	147

Operating Earnings	$15	$50	$85	$66	$397

Net Earnings per share — diluted	$0.11	$(0.64)	$0.80	$(0.62)	$1.96

Operating Earnings per share — diluted	$0.02	$0.07	$0.12	$0.09	$0.53
Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.
Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Encana has updated its Operating Earnings definition to exclude non-operating items resulting from the adoption of IFRS, such as exploration and evaluation expenses and gains/losses on divestitures.
Debt to Capitalization
Debt to Capitalization is a non-GAAP measure of the Company’s overall financial strength used by Management to steward the Company’s overall debt position. Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders’ equity.
Debt to Adjusted EBITDA
Debt to Adjusted EBITDA is a non-GAAP measure used by Management as a measure of the Company’s overall financial strength to steward the Company’s overall debt position. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, exploration and evaluation expenses and impairments.
Advisory
Forward-Looking Statements
In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: ability to meet 2011 strategy to balance near term market uncertainty with capital investment for long-term growth; projections contained in the 2011 Corporate Guidance (including estimates of cash flow per share, upstream operating cash flow, natural gas and NGLs production, growth per share, capital investment, net divestitures, and operating costs); potential completion of a joint venture transaction with PetroChina and with other third parties; projections relating to the adequacy of the Company’s provision for taxes; projections with respect to natural gas production from resource plays; the flexibility of capital spending plans and the source of funding therefore; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2011 capital program and pay dividends to shareholders; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and

Encana Corporation

First quarter report
for the period ended March 31, 2011
uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon Encana’s current guidance; the risk that the Company may not conclude potential joint venture arrangements with PetroChina or others as a result of various conditions not being met and raise third party capital investments; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; the Company’s and its subsidiaries’ ability to replace and expand natural gas reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over five years or longer, are based upon numerous facts and assumptions including a projected capital program averaging approximately $6 billion per year, that underlies the long range plan of Encana which is subject to review annually and to such revision for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the Company, achieving an average drilling rate of approximately 2,500 net wells per year, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing resource plays, Encana’s estimates of reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2011 Cash Flow, operating cash flow and pre-tax cash flow for Encana is based upon achieving average production of oil and gas for 2011 of between 3.475 to 3.525 billion cubic feet equivalent (“Bcfe”) per day (“Bcfe/d”), commodity prices for natural gas of NYMEX $4.50/Mcf to $5.00/Mcf, crude oil (WTI) $85.00/bbl to $95.00/bbl, U.S./Canadian dollar foreign exchange rate of $0.95 to $1.05 and a weighted average number of outstanding shares for Encana of approximately 736 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated April 20, 2011, which is available on Encana’s website at www.encana.com and on SEDAR at www.sedar.com.

Management’s Discussion and Analysis (prepared in US$)

First quarter report
for the period ended March 31, 2011
Oil and Gas Information
NI 51-101 of the CSA imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. In previous years, Encana relied upon an exemption from Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. As a result of the expiry of that exemption, Encana is providing disclosure which complies with the annual disclosure requirements of NI 51-101 in its 2010 Annual Information Form (“AIF”). The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the 2010 AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D of the 2010 AIF.
A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading “Reserve Quantities and Other Oil and Gas Information” in the 2010 AIF.
Natural Gas, Crude Oil and NGLs Conversions
In this document, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.
Resource Play
Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.
Currency and References to Encana
All information included in this document and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. Encana’s functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies.
For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

Encana Corporation

First quarter report
for the period ended March 31, 2011
Consolidated Statement of Earnings (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2011	2010
			(Note 20)

Revenues, Net of Royalties	(Note 4)	$1,667	$3,545

Expenses	(Note 4)
Production and mineral taxes		53	69
Transportation		227	211
Operating		297	264
Purchased product		165	211
Exploration and evaluation	(Note 9)	8	3
Depreciation, depletion and amortization	(Note 10)	814	814
(Gain) loss on divestitures	(Note 5)	(129)	(53)
Accretion of asset retirement obligation	(Note 13)	13	13
Administrative		136	86
Interest	(Note 6)	119	130
Foreign exchange (gain) loss, net	(Note 7)	(114)	(144)

		1,589	1,604

Net Earnings Before Income Tax		78	1,941
Income tax expense	(Note 8)	—	451

Net Earnings		$78	$1,490

Net Earnings per Common Share	(Note 15)
Basic		$0.11	$1.99
Diluted		$0.11	$1.96
Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended
	March 31,
($ millions)	2011	2010
		(Note 20)

Net Earnings	$78	$1,490
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	147	156

Comprehensive Income	$225	$1,646

See accompanying Notes to Consolidated Financial Statements.

37 Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Consolidated Balance Sheet (unaudited)

		As at	As at	As at
		March 31,	December 31,	January 1,
($ millions)		2011	2010	2010
			(Note 20)	(Note 20)
Assets
Current Assets
Cash and cash equivalents		$127	$629	$4,275
Accounts receivable and accrued revenues		1,116	1,103	1,180
Risk management	(Note 17)	682	729	328
Income tax receivable		543	390	—
Inventories		2	3	12

		2,470	2,854	5,795
Exploration and Evaluation	(Notes 4, 9)	2,394	2,158	1,885
Property, Plant and Equipment, net	(Notes 4, 10)	26,891	26,145	24,288
Investments and Other Assets		364	196	119
Risk Management	(Note 17)	383	505	32
Goodwill	(Note 11)	1,755	1,725	1,663

	(Note 4)	$34,257	$33,583	$33,782

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,271	$2,269	$2,181
Income tax payable		—	—	1,776
Risk management	(Note 17)	33	65	126
Current debt	(Note 12)	1,374	500	200

		3,678	2,834	4,283
Long-Term Debt	(Note 12)	6,645	7,129	7,568
Other Liabilities and Provisions		1,908	1,758	1,215
Risk Management	(Note 17)	4	8	42
Asset Retirement Obligation	(Note 13)	942	953	819
Deferred Income Taxes		4,165	4,068	3,360

		17,342	16,750	17,287

Shareholders’ Equity
Share capital	(Note 15)	2,321	2,319	2,360
Paid in surplus	(Notes 15, 16)	2	—	6
Retained earnings		14,195	14,264	14,129
Accumulated other comprehensive income		397	250	—

Total Shareholders’ Equity		16,915	16,833	16,495

		$34,257	$33,583	$33,782

See accompanying Notes to Consolidated Financial Statements.

38 Encana Corporation

First quarter report
for the period ended March 31, 2011
Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

		Three Months Ended
		March 31,
($ millions)		2011	2010
			(Note 20)
Share Capital	(Note 15)
Balance, Beginning of Year		$2,319	$2,360
Common Shares Issued under Option Plans		2	4
Share-Based Compensation		—	2
Common Shares Purchased		—	(31)

Balance, End of Period		$2,321	$2,335

Paid in Surplus
Balance, Beginning of Year		$—	$6
Share-Based Compensation	(Note 16)	2	—
Common Shares Purchased	(Note 15)	—	(6)

Balance, End of Period	(Note 15)	$2	$—

Retained Earnings
Balance, Beginning of Year		$14,264	$14,129
Net Earnings		78	1,490
Dividends on Common Shares	(Note 15)	(147)	(149)
Charges for Normal Course Issuer Bid	(Note 15)	—	(283)

Balance, End of Period		$14,195	$15,187

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$250	$—
Foreign Currency Translation Adjustment		147	156

Balance, End of Period		$397	$156

Total Shareholders’ Equity		$16,915	$17,678

See accompanying Notes to Consolidated Financial Statements.

39 Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended
		March 31,
($ millions)		2011	2010
			(Note 20)
Operating Activities
Net earnings		$78	$1,490
Depreciation, depletion and amortization	(Note 10)	814	814
(Gain) loss on divestitures	(Note 5)	(129)	(53)
Accretion of asset retirement obligation	(Note 13)	13	13
Deferred income taxes	(Note 8)	67	439
Unrealized (gain) loss on risk management	(Note 17)	133	(1,363)
Unrealized foreign exchange (gain) loss	(Note 7)	(115)	(169)
Other		94	1
Net change in other assets and liabilities		(23)	(31)
Net change in non-cash working capital		(299)	(1,914)

Cash From (Used in) Operating Activities		633	(773)

Investing Activities
Capital expenditures	(Notes 4, 9, 10)	(1,286)	(1,024)
Acquisitions	(Notes 5, 9, 10)	(266)	(28)
Proceeds from divestitures	(Notes 5, 9, 10)	397	146
Net change in investments and other		(160)	(123)
Net change in non-cash working capital		54	(10)

Cash From (Used in) Investing Activities		(1,261)	(1,039)

Financing Activities
Issuance of revolving debt	(Note 12)	3,442	441
Repayment of revolving debt	(Note 12)	(3,088)	(441)
Issuance of common shares	(Note 15)	2	4
Purchase of common shares	(Note 15)	—	(320)
Dividends on common shares	(Note 15)	(147)	(149)
Finance lease payments	(Note 10)	(88)	—

Cash From (Used in) Financing Activities		121	(465)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		5	(4)

Increase (Decrease) in Cash and Cash Equivalents		(502)	(2,281)
Cash and Cash Equivalents, Beginning of Period		629	4,275

Cash and Cash Equivalents, End of Period		$127	$1,994

Cash (Bank Overdraft), End of Period		$(34)	$(23)
Cash Equivalents, End of Period		161	2,017

Cash and Cash Equivalents, End of Period		$127	$1,994

See accompanying Notes to Consolidated Financial Statements.

40 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. Corporate Information
Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas and liquids, where liquids represents crude oil and natural gas liquids.
Encana Corporation is a publicly traded company, incorporated and domiciled in Canada. The address of its registered office is 1800, 855 — 2nd Street S.W., Calgary, Alberta, Canada, T2P 2S5.
These interim Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors (“the Board”) on April 19, 2011.
2. Basis of Presentation
In conjunction with the Company’s annual audited Consolidated Financial Statements to be issued under International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2011, these interim Consolidated Financial Statements present Encana’s initial financial results of operations and financial position under IFRS as at and for the three months ended March 31, 2011, including 2010 comparative periods. As a result, they have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). These interim Consolidated Financial Statements do not include all the necessary annual disclosures in accordance with IFRS. Previously, the Company prepared its interim and annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).
The preparation of these interim Consolidated Financial Statements resulted in selected changes to Encana’s accounting policies as compared to those disclosed in the Company’s annual audited Consolidated Financial Statements for the period ended December 31, 2010 issued under previous GAAP. A summary of the significant changes to Encana’s accounting policies is disclosed in Note 20 along with reconciliations presenting the impact of the transition to IFRS for the comparative periods as at January 1, 2010, as at and for the three months ended March 31, 2010, and as at and for the twelve months ended December 31, 2010.
A summary of Encana’s significant accounting policies under IFRS is presented in Note 3. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 20.
These interim Consolidated Financial Statements have been prepared on a historical cost basis, except for derivative financial instruments and share-based payment transactions which are measured at fair value.
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. Encana’s functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.
3. Summary of Significant Accounting Policies
A) Principles of Consolidation
The interim Consolidated Financial Statements include the accounts of Encana and its subsidiaries. Investments in associates are accounted for using the equity method. Intercompany balances and transactions are eliminated on consolidation.
Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby Encana’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.
B) Foreign Currency Translation
For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholders’ equity. As at March 31, 2011, accumulated other comprehensive income is composed solely of foreign currency translation adjustments.

41 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Summary of Significant Accounting Policies (continued)
B) Foreign Currency Translation (continued)
Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings.
C) Significant Accounting Estimates and Judgments
The timely preparation of the interim Consolidated Financial Statements requires that Management make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the interim Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as at the date of the interim Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments made by Management in the preparation of these interim Consolidated Financial Statements are outlined below.
Amounts recorded for depreciation, depletion and amortization and amounts used for impairment calculations are based on estimates of natural gas and liquids reserves. By their nature, the estimates of reserves, including the estimates of future prices, costs, discount rates and the related future cash flows, are subject to measurement uncertainty. Accordingly, the impact in the Consolidated Financial Statements of future periods could be material.
Upstream assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing. The determination of the Company’s cash-generating units is subject to Management’s judgement.
The decision to transfer assets from exploration and evaluation to property, plant and equipment is based on the estimated proved reserves used in the determination of an area’s technical feasibility and commercial viability.
Amounts recorded for asset retirement costs and obligations and the related accretion expense requires the use of estimates with respect to the amount and timing of asset retirements, site remediation and related cash flows. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.
The estimated fair value of derivative instruments resulting in financial assets and liabilities, by their very nature, are subject to measurement uncertainty.
Compensation costs accrued for long-term stock-based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes-Merton model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance-based and are subject to Management’s judgment as to whether or not the performance criteria will be met.
The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by Management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

42 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Summary of Significant Accounting Policies (continued)
D) Revenue Recognition
Revenues associated with the sales of Encana’s natural gas and liquids are recognized when title passes from the Company to its customer. Realized gains and losses from the Company’s commodity price risk management activities are recognized in revenue when the contract is settled. Unrealized gains and losses from the Company’s commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective period.
Market optimization revenues and purchased product are recorded on a gross basis when Encana takes title to product and has the risks and rewards of ownership. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided where Encana acts as agent are recorded as the services are provided. Sales of electric power are recognized when power is provided to the customer.
E) Production and Mineral Taxes
Costs paid by Encana to certain mineral and non-mineral interest owners based on production of natural gas and liquids are recognized when the product is produced.
F) Transportation Costs
Costs paid by Encana for the transportation of natural gas and liquids are recognized when the product is delivered and the services provided.
G) Employee Benefit Plans
Encana accrues for its obligations under its employee benefit plans and the related costs, net of plan assets.
The cost of pensions and other post-employment benefits is actuarially determined using the projected unit credit method based on length of service, and reflects Management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high-quality corporate debt instruments as at the measurement date.
Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.
Pension expense for the defined contribution pension plans is recorded as the benefits are earned by the employees covered by the plans.

43 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Summary of Significant Accounting Policies (continued)
H) Income Taxes
Income tax is recognized in net earnings except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is recognized directly in shareholders’ equity. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.
Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability.
Deferred income tax is calculated using the enacted or substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings or in shareholders’ equity depending on the item to which the adjustment relates.
Deferred income tax liabilities and assets are not recognized for temporary differences arising on:
•
Investments in subsidiaries and associates and interests in joint ventures where the timing of the reversal of the temporary difference can be controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future;

•	The initial recognition of goodwill; or

•	The initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting net earnings nor taxable earnings.
Deferred income tax assets are recognized to the extent future recovery is probable. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.
I) Earnings Per Share Amounts
Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. For the diluted net earnings per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net earnings.
Diluted net earnings per common share is calculated giving effect to the potential dilution that would occur if outstanding stock options or potentially dilutive share units were exercised or converted to common shares. Potentially dilutive share units include tandem stock appreciation rights (“TSARs”), performance TSARs and restricted share units (“RSUs”). The weighted average number of diluted shares is calculated in accordance with the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of all potentially dilutive instruments are used to repurchase common shares at the average market price.
For share units issued that may be settled in cash or shares at the employees’ option, the more dilutive of cash-settled and equity-settled is used in calculating diluted net earnings per common share regardless of how the compensation plan is accounted for. Accordingly, share units that are reported as cash-settled for accounting purposes may require an adjustment to the numerator for any changes in net earnings that would result if the share units had been reported as equity instruments for the purposes of calculating diluted net earnings per common share.
For share units issued that may be settled in cash or shares at Encana’s option and where there is no obligation to settle in cash, the share units are accounted for as equity-settled share-based payment transactions and included in diluted earnings per share if the effect is dilutive.
J) Cash and Cash Equivalents
Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

44 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Summary of Significant Accounting Policies (continued)
K) Upstream Assets
Exploration and Evaluation
All costs directly associated with the exploration and evaluation of natural gas and liquids reserves are initially capitalized. Exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. These costs include unproved property acquisition costs, geological and geophysical costs, asset retirement costs, exploration and evaluation drilling, sampling and appraisals. Costs incurred prior to acquiring the legal rights to explore an area are charged directly to net earnings as exploration and evaluation expense.
When an area is determined to be technically feasible and commercially viable, the accumulated costs are transferred to property, plant and equipment. When an area is determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to net earnings as exploration and evaluation expense.
Property, Plant and Equipment
All costs directly associated with the development of natural gas and liquids reserves are capitalized on an area-by-area basis. Development costs include expenditures for areas where technical feasibility and commercial viability has been determined. These costs include proved property acquisitions, development drilling, completion, gathering and infrastructure, asset retirement costs and transfers of exploration and evaluation assets.
Costs accumulated within each area are depleted using the unit-of-production method based on proved reserves using estimated future prices and costs. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Costs of major development projects are excluded from the costs subject to depletion until they are available for use.
For divestitures of properties, a gain or loss is recognized in net earnings. Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value can not be reliably measured. Where the exchange is measured at fair value, a gain or loss is recognized in net earnings.
L) Other Property, Plant and Equipment
Market Optimization
Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years.
Corporate
Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use. Land is carried at cost.
M) Capitalization of Costs
Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.
Borrowing costs are capitalized during the construction phase of qualifying assets.

45 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Summary of Significant Accounting Policies (continued)
N) Business Combinations
Business combinations are accounted for using the acquisition method. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price below the fair value of the net assets acquired is recorded as a gain in net earnings. Associated transaction costs are expensed when incurred.
O) Goodwill
Upon acquisition, goodwill is attributed to the applicable cash-generating unit or aggregated cash-generating units that are expected to benefit from the business combination’s synergies. Goodwill is attributed to the aggregated cash-generating units that collectively form the respective Canadian and USA Divisions. This represents the lowest level that goodwill is monitored for internal management purposes. Subsequent measurement of goodwill is at cost less any accumulated impairments.
Goodwill is assessed for impairment annually at December 31. If the goodwill carrying amount for each Division exceeds the recoverable amount of the Division, the associated goodwill is written down with an impairment recognized in net earnings. The recoverable amounts are determined annually based on the greater of its fair value less costs to sell or value in use. Fair value less costs to sell is derived by estimating the discounted after-tax future net cash flows for the aggregated cash-generating units. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the proved and probable reserves and discounted using market-based rates. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or cash-generating unit.
The Company’s reserves are evaluated annually by independent qualified reserve evaluators (“IQRE”). The cash flows used in determining the recoverable amounts are based on information contained in the IQRE’s reserve reports and Management’s assumptions based on past experience.
P) Impairment of Long-Term Assets
The carrying value of long-term assets, excluding goodwill, is reviewed quarterly for indicators that the carrying value of an asset or cash-generating unit may not be recoverable. If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit is estimated. If the carrying value of the asset or cash-generating unit exceeds the recoverable amount, the asset or cash-generating unit is written down with an impairment recognized in net earnings.
Upstream assets, including exploration and evaluation costs and development costs, are aggregated into cash-generating units based on their ability to generate largely independent cash flows.
The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell and its value in use. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction.
For upstream assets, fair value less costs to sell may be determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or cash-generating unit.
Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings. The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or cash-generating unit for prior periods.

46 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Summary of Significant Accounting Policies (continued)
Q) Assets Held for Sale
Non-current assets, or disposal groups consisting of assets and liabilities, are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.
Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in net earnings in the period measured. Non-current assets and disposal groups held for sale are presented in current assets and liabilities within the Consolidated Balance Sheet. Assets held for sale are not depreciated, depleted or amortized.
R) Provisions and Contingencies
Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required and a reliable estimate can be made of the amount of the obligation. Provisions are measured based on the discounted expected future cash outflows.
Asset Retirement Obligation
Asset retirement obligations include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement obligation is measured at the present value of the expenditure expected to be incurred. The associated asset retirement cost is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing, amount of cash flows, or changes in the discount rate are recognized as a change in the asset retirement obligation and the related asset retirement cost.
Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.
Actual expenditures incurred are charged against the accumulated asset retirement obligation.
Contingencies
When a contingency is substantiated by confirming events, can be reliably measured and will likely result in a economic outflow, a liability is recognized in the Consolidated Financial Statements as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the Consolidated Financial Statements.
S) Share-Based Payments
Obligations for payments of cash or common shares under Encana’s stock-based compensation plans are accrued over the vesting period using fair values. For equity-settled stock-based compensation plans, fair values are determined using prices at the grant date and are recognized as compensation costs with a corresponding credit to shareholders’ equity. For cash-settled stock-based compensation plans, fair values are determined at each reporting date using pricing models such as the Black-Scholes-Merton option-pricing model. Periodic changes in the fair value are recognized as compensation costs with a corresponding change to current liabilities.
Obligations for payments for share units of Cenovus Energy Inc. (“Cenovus”) held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

47 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Summary of Significant Accounting Policies (continued)
T) Leases
Leases or other arrangements entered into for the use of an asset are classified as either finance or operating leases. Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term. All other leases are classified as operating leases and the payments are amortized on a straight-line basis over the lease term.
U) Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit or loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “financial liabilities measured at amortized cost“ as defined by the accounting standard.
Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in those fair values recognized in net earnings. Financial assets classified as “loans and receivables”, “held-to-maturity”, and “financial liabilities measured at amortized cost” are measured at amortized cost using the effective interest method of amortization. Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income.
Financial assets, excluding derivative instruments, are classified as “loans and receivables”. Financial liabilities, excluding derivative instruments, are classified as “financial liabilities measured at amortized cost”. All derivative instruments are classified as “held for trading”.
Encana capitalizes long-term debt transaction costs, premiums and discounts. These costs are capitalized within long-term debt and amortized using the effective interest method.
Risk Management Assets and Liabilities
Risk management assets and liabilities are derivative financial instruments classified as “held for trading” unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair value. Instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in revenue as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled. Unrealized gains and losses are recognized in revenue at the end of each respective reporting period based on the changes in fair value of the contracts. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.
Derivative financial instruments are used by Encana to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

48 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Summary of Significant Accounting Policies (continued)
U) Financial Instruments (continued)
Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated from budgeted capital programs, and in other cases to the mitigation of market price risks for specific assets and obligations. When applicable, the Company identifies relationships between financial instruments and anticipated transactions, as well as its risk management objective and the strategy for undertaking the economic hedge transaction. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.
V) New Pronouncements Adopted
March 31, 2011 is Encana’s first reporting period under IFRS. Accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.
W) Recent Pronouncements Issued
The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:
As of January 1, 2013, Encana will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The adoption of this standard should not have a material impact on Encana’s Consolidated Financial Statements.
4. Segmented Information
Encana is organized into Divisions which represent the Company’s operating and reportable segments as follows:
•
Canadian Division includes the exploration for, development of, and production of natural gas, liquids and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•
USA Division includes the exploration for, development of, and production of natural gas, liquids and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and Fort Worth.

•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

49 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Segmented Information (continued)
Results of Operations (For the three months ended March 31)
Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$678	$720	$961	$1,208	$179	$228

Expenses
Production and mineral taxes	4	1	49	68	—	—
Transportation	55	45	172	166	—	—
Operating	167	140	135	111	13	10
Purchased product	—	—	—	—	165	211

	452	534	605	863	1	7
Exploration and evaluation	3	—	5	3	—	—
Depreciation, depletion and amortization	335	295	457	500	3	3
(Gain) loss on divestitures	(8)	(10)	(121)	(42)	—	—

	$122	$249	$264	$402	$(2)	$4

	Corporate & Other		Consolidated
	2011	2010	2011	2010

Revenues, Net of Royalties	$(151)	$1,389	$1,667	$3,545

Expenses
Production and mineral taxes	—	—	53	69
Transportation	—	—	227	211
Operating	(18)	3	297	264
Purchased product	—	—	165	211

	(133)	1,386	925	2,790
Exploration and evaluation	—	—	8	3
Depreciation, depletion and amortization	19	16	814	814
(Gain) loss on divestitures	—	(1)	(129)	(53)

	$(152)	$1,371	232	2,026

Accretion of asset retirement obligation			13	13
Administrative			136	86
Interest			119	130
Foreign exchange (gain) loss, net			(114)	(144)

			154	85

Net Earnings Before Income Tax			78	1,941
Income tax expense			—	451

Net Earnings			$78	$1,490

50 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Segmented Information (continued)
Results of Operations (For the three months ended March 31)
Product and Divisional Information

	Canadian Division
	Gas		Liquids		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$567	$629	$100	$81	$11	$10	$678	$720

Expenses
Production and mineral taxes	3	1	1	—	—	—	4	1
Transportation	55	45	—	—	—	—	55	45
Operating	161	131	3	6	3	3	167	140

Operating Cash Flow	$348	$452	$96	$75	$8	$7	$452	$534

	USA Division
	Gas		Liquids		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$870	$1,112	$68	$61	$23	$35	$961	$1,208

Expenses
Production and mineral taxes	42	62	7	6	—	—	49	68
Transportation	172	166	—	—	—	—	172	166
Operating	125	86	—	—	10	25	135	111

Operating Cash Flow	$531	$798	$61	$55	$13	$10	$605	$863

51 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Segmented Information (continued)
Capital Expenditures

	Three Months Ended
	March 31,
	2011	2010

Canadian Division	$625	$545
USA Division	643	474
Corporate & Other	18	5

	$1,286	$1,024

Capital expenditures include capitalized exploration and evaluation costs and property, plant and equipment (See Notes 9 and 10).
Exploration and Evaluation, Property, Plant and Equipment and Total Assets by Segment

	Exploration and Evaluation		Property, Plant and Equipment
	As at		As at
	March 31,	December 31,	March 31,	December 31,
	2011	2010	2011	2010

Canadian Division	$1,303	$1,114	$12,245	$11,678
USA Division	1,091	1,044	12,989	12,922
Market Optimization	—	—	120	121
Corporate & Other	—	—	1,537	1,424

	$2,394	$2,158	$26,891	$26,145

	Total Assets
	As at
	March 31,	December 31,
	2011	2010

Canadian Division	$15,329	$14,422
USA Division	15,160	15,157
Market Optimization	171	193
Corporate & Other	3,597	3,811

	$34,257	$33,583

52 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Acquisitions and Divestitures

	Three Months Ended
	March 31,
	2011	2010

Acquisitions
Canadian Division	$265	$13
USA Division	1	15

Total Acquisitions	266	28

Divestitures (1)
Canadian Division	(98)	(9)
USA Division	(299)	(137)
Total Divestitures	(397)	(146)

Net Acquisitions and Divestitures	$(131)	$(118)

(1)	Reflects proceeds from divestitures.
Acquisitions
Acquisitions in the Canadian and USA Divisions include the purchase of various strategic lands and properties that complement existing assets within Encana’s portfolio. For the three months ended March 31, 2011, acquisitions totaled $266 million (2010 — $28 million).
Divestitures
Divestitures in the Canadian and USA Divisions primarily include the sale of non-core assets. During the three months ended March 31, 2011, the USA Division sold its Fort Lupton natural gas processing plant for proceeds of $298 million, resulting in a gain on divestiture of $128 million. For the three months ended March 31, 2011, the Company received total proceeds on the sale of assets of $397 million (2010 — $146 million), resulting in a net gain on divestitures of $129 million (2010 — net gain of $53 million).
6. Interest

	Three Months Ended
	March 31,
	2011	2010

Interest Expense — Debt	$119	$120
Interest Expense — Other	—	10

	$119	$130

7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended
	March 31,
	2011	2010

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(127)	$(171)
Translation of U.S. dollar risk management contracts issued from Canada	12	2

	(115)	(169)
Settlement of Intercompany Transactions and Net Investment in Foreign Operations	33	—

Non-operating Foreign Exchange (Gain) Loss	(82)	(169)

Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	(32)	25

	$(114)	$(144)

53 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. Income Taxes

	Three Months Ended
	March 31,
	2011	2010

Current
Canada	$(85)	$(6)
United States	—	1
Other	18	17

Total Current Tax	(67)	12

Deferred Tax	67	439

Income Tax Expense	$—	$451

9. Exploration and Evaluation

	Canadian	USA	Corporate
	Division	Division	& Other	Total

As at January 1, 2010	$729	$1,146	$10	$1,885
Capital expenditures	74	342	—	416
Transfers to property, plant and equipment (See Note 10)	—	(303)	—	(303)
Exploration and evaluation expense	—	(40)	(10)	(50)
Acquisitions	282	96	—	378
Divestitures	(16)	(199)	—	(215)
Foreign currency translation and other	45	2	—	47

As at December 31, 2010	$1,114	$1,044	$—	$2,158
Capital expenditures	45	53	—	98
Acquisitions	129	1	—	130
Divestitures	(13)	(6)	—	(19)
Foreign currency translation and other	28	(1)	—	27

As at March 31, 2011	$1,303	$1,091	$—	$2,394

During 2010, the Company determined certain properties within the USA Division’s Haynesville key resource play were technically feasible and commercially viable. Accordingly, $303 million of accumulated exploration and evaluation costs were transferred to property, plant and equipment.
During 2010, the Company determined certain exploration and evaluation costs to be unsuccessful and not recoverable. Accordingly, $50 million in capitalized costs were recognized as exploration and evaluation expense.
For the three months ended March 31, 2011, $8 million in costs were charged directly to exploration and evaluation expense in the Consolidated Statement of Earnings ($3 million for the three months ended March 31, 2010 and $15 million for the twelve months ended December 31, 2010).

54 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. Property, Plant and Equipment, Net
Cost

	Canadian	USA	Market	Corporate
	Division	Division	Optimization	& Other	Total

As at January 1, 2010	$22,143	$19,875	$214	$1,239	$43,471
Capital expenditures	2,132	2,153	2	61	4,348
Transfers from exploration and evaluation (See Note 9)	—	303	—	—	303
Acquisitions (1)	362	122	—	—	484
Change in asset retirement cost	151	2	—	—	153
Divestitures (1)	(630)	(752)	—	1	(1,381)
Assets under construction	101	—	—	393	494
Foreign currency translation and other	1,204	—	11	76	1,291

As at December 31, 2010	$25,463	$21,703	$227	$1,770	$49,163
Capital expenditures	580	590	—	18	1,188
Acquisitions (1)	139	—	—	—	139
Change in asset retirement cost	(3)	—	—	—	(3)
Divestitures (1)	(189)	(317)	—	—	(506)
Assets under finance lease	—	125	—	—	125
Assets under construction	11	—	—	71	82
Foreign currency translation and other	589	1	5	43	638

As at March 31, 2011	$26,590	$22,102	$232	$1,902	$50,826

(1)	Includes swaps of $3 million (2010 — $129 million).
Accumulated Depreciation, Depletion and Amortization

	Canadian	USA	Market	Corporate
	Division	Division	Optimization	& Other	Total

As at January 1, 2010	$11,710	$7,092	$90	$291	$19,183
Depreciation, depletion and amortization	1,286	1,954	11	67	3,318
Impairments	496	—	—	—	496
Divestitures	(364)	(285)	—	—	(649)
Foreign currency translation and other	657	20	5	(12)	670

As at December 31, 2010	$13,785	$8,781	$106	$346	$23,018
Depreciation, depletion and amortization	335	457	3	19	814
Divestitures	(105)	(129)	—	—	(234)
Foreign currency translation and other	330	4	3	—	337

As at March 31, 2011	$14,345	$9,113	$112	$365	$23,935

Net Book Value
As at January 1, 2010	$10,433	$12,783	$124	$948	$24,288
As at December 31, 2010	$11,678	$12,922	$121	$1,424	$26,145
As at March 31, 2011	$12,245	$12,989	$120	$1,537	$26,891

55 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. Property, Plant and Equipment, Net (continued)
During the three months ended March 31, 2011, the Company entered into a finance lease arrangement whereby the beneficial rights of ownership of specific equipment will be conveyed to Encana over the next five years. The Company recorded an asset under finance lease with a corresponding finance lease obligation totaling $125 million. Subsequent to entering into the arrangement, $88 million of the finance lease obligation was paid by Encana. As at March 31, 2011, the carrying value of the equipment under finance lease is $125 million.
During 2010, Encana recognized a $496 million impairment relating to the Company’s Canadian offshore upstream assets. The impairment was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on discounted future cash flows of proved and probable reserves using forecast prices and costs.
In 2008, Encana signed a contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at March 31, 2011, the Canadian Division property, plant, and equipment and total assets includes Encana’s accrual to date of $539 million ($528 million at December 31, 2010) related to this offshore facility as an asset under construction.
In 2007, Encana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at March 31, 2011, Corporate and Other property, plant and equipment and total assets includes Encana’s accrual to date of $1,188 million ($1,090 million at December 31, 2010) related to this office project as an asset under construction.
Corresponding liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of the PFC or The Bow office project.
11. Goodwill

	As at	As at
	March 31,	December 31,
	2011	2010

Canadian Division	$1,282	$1,252
USA Division	473	473

	$1,755	$1,725

Goodwill was assessed for impairment as at December 31, 2010. The after-tax cash flows used to determine the recoverable amounts of the cash-generating units were discounted using an estimated year-end weighted average cost of capital of 10 percent. As at December 31, 2010, the recoverable amounts exceeded the aggregated carrying values of the cash-generating units. Accordingly, no impairment was recognized.

56 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. Current and Long-Term Debt

	C$	As at	As at
	Principal	March 31,	December 31,
Current Debt	Amount	2011	2010

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$350	$360	$—
Current Portion of Long-Term Debt	500	514	—

	$850	874	—

U.S. Dollar Denominated Debt
Current Portion of Long-Term Debt		500	500

		$1,374	$500

During the period ended March 31, 2011, the Company borrowed commercial paper of which C$350 million ($360 million) remains outstanding. The outstanding commercial paper, which is supported by revolving bank credit facilities, bears interest at approximately one percent.

	C$	As at	As at
	Principal	March 31,	December 31,
Long-Term Debt	Amount	2011	2010

Canadian Dollar Denominated Debt
4.30% due March 12, 2012	$500	$514	$503
5.80% due January 18, 2018	750	772	754

Canadian Unsecured Notes	$1,250	1,286	1,257

U.S. Dollar Denominated Debt
6.30% due November 1, 2011		500	500
4.75% due October 15, 2013		500	500
5.80% due May 1, 2014		1,000	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375 due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800

U.S. Unsecured Notes		6,400	6,400

Total Principal		7,686	7,657

Increase in Value of Debt Acquired		51	50
Debt Discounts and Transaction Costs		(78)	(78)
Current Portion of Long-Term Debt		(1,014)	(500)

		$6,645	$7,129

57 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Asset Retirement Obligation

	As at	As at
	March 31,	December 31,
	2011	2010

Asset Retirement Obligation, Beginning of Year	$953	$819
Liabilities Incurred	18	104
Liabilities Settled	(17)	(26)
Liabilities Divested	(19)	(79)
Change in Estimated Future Cash Outflows	(22)	55
Accretion Expense	13	48
Foreign Currency Translation and Other	16	32

Asset Retirement Obligation, End of Period	$942	$953

Encana is responsible for the retirement of long-lived assets related to its oil and gas properties and midstream facilities at the end of their useful lives. The Company’s March 31, 2011 obligation reflects the remeasurement of the liability using Encana’s discount rate of 5.5 percent (December 31, 2010 — 5.4 percent).
14. Capital Structure
The Company’s capital structure consists of shareholders’ equity plus debt, defined as current and long-term debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth, as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). These metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength. Encana targets a Debt to Capitalization ratio of less than 40 percent and Debt to Adjusted EBITDA of less than 2.0 times.
At March 31, 2011, Encana’s Debt to Capitalization ratio was 32 percent (December 31, 2010 — 31 percent) calculated as follows:

	As at	As at
	March 31,	December 31,
	2011	2010

Debt	$8,019	$7,629
Shareholders’ Equity	16,915	16,833

Capitalization	$24,934	$24,462

Debt to Capitalization Ratio	32%	31%

58 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Capital Structure (continued)
At March 31, 2011, Debt to Adjusted EBITDA was 2.2x (December 31, 2010 — 1.4x) calculated on a trailing 12-month basis as follows:

	As at	As at
	March 31,	December 31,
	2011	2010

Debt	$8,019	$7,629

Net Earnings (Loss)	$(242)	$1,170
Add (deduct):
Interest	490	501
Income tax expense	(24)	427
Exploration and evaluation	70	65
Depreciation, depletion and amortization	3,318	3,318
Impairments	496	496
(Gain) loss on divestitures	(217)	(141)
Accretion of asset retirement obligation	48	48
Foreign exchange (gain) loss, net	(220)	(250)

Adjusted EBITDA	$3,719	$5,634

Debt to Adjusted EBITDA	2.2x	1.4x

As at March 31, 2011, the Company’s Debt to Adjusted EBITDA was slightly higher than its target primarily due to the lower natural gas prices experienced during the last twelve months.
Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.
15. Share Capital
Authorized
The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.
Issued and Outstanding

	As at		As at
	March 31, 2011		December 31, 2010
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	736.3	$2,319	751.3	$2,360
Common Shares Issued under Option Plans	—	2	0.4	5
Share-Based Compensation	—	—	—	2
Common Shares Purchased	—	—	(15.4)	(48)

Common Shares Outstanding, End of Period	736.3	$2,321	736.3	$2,319

59 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Share Capital (continued)
Normal Course Issuer Bid
Encana has received regulatory approval each year under Canadian securities laws to purchase common shares under nine consecutive Normal Course Issuer Bids (“NCIB”). Encana is entitled to purchase, for cancellation, up to 36.8 million common shares under the renewed NCIB which commenced on December 14, 2010 and terminates on December 13, 2011.
To March 31, 2011, the Company did not purchase any common shares. To March 31, 2010, the Company purchased 9.9 million common shares for total consideration of approximately $320 million. Of the amount paid, $6 million was charged to paid in surplus, $31 million was charged to share capital and $283 million was charged to retained earnings.
Dividends
During the three months ended March 31, 2011, Encana paid dividends of $0.20 per common share totaling $147 million (2010 — $0.20 per common share totaling $149 million).
Encana Stock Option Plan
Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.
All options outstanding as at March 31, 2011 have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. In addition, certain stock options granted are performance based. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. See Note 16 for further information on Encana’s outstanding and exercisable TSARs and Performance TSARs.
Encana Restricted Share Units
Encana has a stock-based compensation plan whereby employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU plan and grant agreement. One RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date. See Note 16 for further information on Encana’s outstanding RSUs.
Encana Share Units Held by Cenovus Employees
On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies — Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, Stock Appreciation Rights (“SARs”), and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

60 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Share Capital (continued)
Encana Share Units Held by Cenovus Employees (continued)
With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 16 and 17). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. No further Encana share units will be granted to Cenovus employees.
Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at March 31, 2011:

		Weighted
		Average
	Number	Exercise
Canadian Dollar Denominated (C$)	(millions)	Price

Encana TSARs held by Cenovus Employees
Outstanding, March 31, 2011	4.6	32.32
Exercisable, March 31, 2011	3.8	32.75

Encana Performance TSARs held by Cenovus Employees
Outstanding, March 31, 2011	6.5	31.67
Exercisable, March 31, 2011	5.1	32.32
Per Share Amounts
The following table summarizes the common shares used in calculating net earnings per common share:

	Three Months Ended
	March 31,
(millions)	2011	2010

Weighted Average Common Shares Outstanding
Basic	736.3	748.7
Diluted	737.6	752.3
Outstanding TSARs, Performance TSARs and RSUs can be exchanged for common shares of Encana in accordance with the terms of the plans. As a result, they are considered potentially dilutive and are included in the calculation of Encana’s diluted net earnings per share calculation when they are dilutive for the period.
For purposes of calculating the diluted net earnings per common share for the period ended March 31, 2011, the cash-settled calculation was determined to be the most dilutive and no adjustment was made to net earnings. For the period ended March 31, 2010, the equity-settled calculation was determined to be the most dilutive. Under the equity-settled method, the calculation adjusts the reported net earnings for applicable cash-settled share units as if they were accounted for as equity instruments. Accordingly, net earnings for the period ended March 31, 2010 was adjusted by $15 million for purposes of the equity-settled diluted earnings per share calculation.
Paid in Surplus
As at March 31, 2011, the balance in paid in surplus relates to RSUs (See Note 16).

61 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans
The following sections outline certain information related to Encana’s compensation plans as at March 31, 2011.
Encana accounts for TSARs, Performance TSARs, SARs and Performance SARs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton model. TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.
As at March 31, 2011, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 1.69 percent, dividend yield of 2.36 percent, volatility of 25.95 percent, expected term of 2.0 years and an Encana market share price of C$33.38. As at March 31, 2011, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 1.69 percent, dividend yield of 2.13 percent, volatility of 33.75 percent, expected term of 1.5 years and a Cenovus market share price of C$37.48.
In conjunction with the Split Transaction, Encana employees were provided share units of Cenovus as described in Note 15.
A) Tandem Stock Appreciation Rights
All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The TSARs vest and expire under the same terms and conditions as the underlying option.
The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees as at March 31, 2011:

	Encana TSARs		Cenovus TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	14,240,267	30.89	8,213,658	27.81
Granted	3,641,325	31.00	—	—
Exercised — SARs	(3,155,587)	25.91	(3,234,585)	25.62
Exercised — Options	(38,270)	25.37	(53,740)	23.00
Forfeited	(74,121)	33.52	(36,735)	30.52

Outstanding, End of Period	14,613,614	32.00	4,888,598	29.28

Exercisable, End of Period	6,575,980	32.53	3,986,314	29.71

For the period ended March 31, 2011, Encana recorded compensation costs of $39 million related to the Encana TSARs and compensation costs of $15 million related to the Cenovus TSARs (2010 - reduction of compensation costs of $12 million related to the Encana TSARs and a reduction of compensation costs of $14 million related to the Cenovus TSARs).

62 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans (continued)
B) Performance Tandem Stock Appreciation Rights
From 2007 to 2009, Encana granted Performance TSARs. In lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Performance TSARs that do not vest when eligible are forfeited.
The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees as at March 31, 2011:

	Encana Performance		Cenovus Performance
	TSARs		TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	9,107,569	31.46	8,940,486	28.49
Exercised — SARs	(396,511)	29.33	(1,597,848)	27.89
Exercised — Options	—	—	(1,423)	26.64
Forfeited	(298,035)	32.93	(286,873)	29.77

Outstanding, End of Period	8,413,023	31.51	7,054,342	28.58

Exercisable, End of Period	6,850,410	32.07	5,492,223	29.23

For the period ended March 31, 2011, Encana recorded compensation costs of $23 million related to the Encana Performance TSARs and compensation costs of $34 million related to the Cenovus Performance TSARs (2010 — reduction of compensation costs of $6 million related to the Encana Performance TSARs and a reduction of compensation costs of $7 million related to the Cenovus Performance TSARs).
C) Stock Appreciation Rights
During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price of the right.
The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees as at March 31, 2011:

	Encana SARs		Cenovus SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	2,186,616	33.86	2,158,511	30.67
Exercised	(32,990)	28.31	(291,865)	29.94
Forfeited	(29,885)	38.10	(23,679)	35.03

Outstanding, End of Period	2,123,741	33.88	1,842,967	30.73

Exercisable, End of Period	1,527,837	34.48	1,260,336	31.39

63 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans (continued)
C) Stock Appreciation Rights (continued)
Since 2010, U.S. dollar denominated SARs have been granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following table summarizes information related to U.S. dollar denominated SARs as at March 31, 2011:

	Encana SARs
		Weighted
		Average
		Exercise
U.S. Dollar Denominated (US$)	Outstanding	Price

Outstanding, Beginning of Year	4,718,590	30.73
Granted	3,004,540	31.40
Exercised	(70,764)	30.72
Forfeited	(52,620)	32.20

Outstanding, End of Period	7,599,746	30.98

Exercisable, End of Period	1,041,714	30.83

For the period ended March 31, 2011, Encana recorded compensation costs of $20 million related to the Encana SARs and compensation costs of $8 million related to the Cenovus SARs (2010 — no compensation costs related to the Encana SARs and a reduction of compensation costs of $2 million related to the Cenovus SARs).
D) Performance Stock Appreciation Rights
During 2008 and 2009, Encana granted Performance SARs to certain employees which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the grant price. Performance SARs are subject to Encana attaining prescribed performance relative to predetermined key measures. Performance SARs that do not vest when eligible are forfeited.
The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees as at March 31, 2011:

	Encana Performance		Cenovus Performance
	SARs		SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	3,017,862	32.01	3,005,998	28.96
Exercised	(46,912)	29.04	(338,431)	29.30
Forfeited	(133,954)	32.45	(130,513)	29.37

Outstanding, End of Period	2,836,996	32.04	2,537,054	28.90

Exercisable, End of Period	2,054,246	33.17	1,754,304	30.06

For the period ended March 31, 2011, Encana recorded compensation costs of $7 million related to the Encana Performance SARs and compensation costs of $12 million related to the Cenovus Performance SARs (2010 — reduction of compensation costs of $2 million related to the Encana Performance SARs and a reduction of compensation costs of $2 million related to the Cenovus Performance SARs).

64 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans (continued)
E) Performance Share Units (“PSUs”)
Since 2010, PSUs were granted to eligible employees which entitle the employees to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.
The ultimate value of the PSUs will depend upon Encana’s performance measured over the three-year period. Each year, Encana’s performance will be assessed by the Board to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued, based on an average share price over the last 20 trading days of the year for which performance is measured, and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.
The following table summarizes information related to the PSUs as at March 31, 2011:

	Canadian Dollar	U.S. Dollar
	Denominated	Denominated
	Outstanding	Outstanding
	PSUs	PSUs

Outstanding, Beginning of Year	875,181	795,912
Granted	696,845	565,225
Deemed Eligible to Vest	(263,174)	(239,921)
Units, in Lieu of Dividends	7,608	6,443
Forfeited	(10,550)	(15,310)

Outstanding, End of Period	1,305,910	1,112,349

For the period ended March 31, 2011, Encana recorded compensation costs of $8 million related to the outstanding PSUs (2010 — compensation costs of $3 million).
F) Deferred Share Units (“DSUs”)
The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash. DSUs can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the Director’s resignation or employee’s termination.
Employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of Encana’s share price at the end of the performance period of the HPR award.
The following table summarizes information related to the DSUs as at March 31, 2011:

Outstanding
Canadian Dollar Denominated	DSUs

Outstanding, Beginning of Year	716,893
Granted	101,353
Converted from HPR awards	51,620
Units, in Lieu of Dividends	5,091
Redeemed	(287)

Outstanding, End of Period	874,670

For the period ended March 31, 2011, Encana recorded compensation costs of $7 million related to the outstanding DSUs (2010 — compensation costs of $1 million).

65 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans (continued)
G) Restricted Share Units
In 2011, RSUs were granted to eligible employees as described in Note 15. An RSU is a conditional grant to receive Encana common shares, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU plan and grant agreement. One RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.
Encana accounts for RSUs as equity-settled share-based payment transactions and recognizes compensation costs over the vesting period based on the fair value of the share units at the grant date with a corresponding credit to paid in surplus.
The following table summarizes information related to the RSUs at March 31, 2011:

	Canadian Dollar	U.S. Dollar
	Denominated	Denominated
	Outstanding	Outstanding
	RSUs	RSUs

Outstanding, Beginning of Year	—	—
Granted	710,475	572,025
Units, in Lieu of Dividends	4,122	3,285
Forfeited	(3,972)	(6,029)

Outstanding, End of Period	710,625	569,281

For the period ended March 31, 2011, Encana recorded compensation costs of $2 million related to the outstanding RSUs (2010 — compensation costs of nil).
H) Pensions
Encana’s net benefit plan expense for the three months ended March 31, 2011 was $16 million (2010 — $13 million). Encana’s contribution to the defined benefit pension plans for the three months ended March 31, 2011 was $2 million (2010 — $2 million).

66 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management
Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities, and current and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the November 30, 2009 Split Transaction as discussed in Notes 15 and 16.
Risk management assets and liabilities are recorded at their estimated fair value using quoted market prices which are either directly or indirectly observable at the reporting date.
The fair value of investments and other assets approximate their carrying amount due to the nature of the instruments held.
Current and long-term debt are carried at amortized cost using the effective interest method of amortization. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at		As at
	March 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held for Trading:
Accounts receivable and accrued revenues (1)	$47	$47	$27	$27
Risk management assets (2)	1,065	1,065	1,234	1,234
Loans and Receivables:
Cash and cash equivalents	127	127	629	629
Accounts receivable and accrued revenues	1,069	1,069	1,076	1,076
Investments and other assets	84	84	86	86
Financial Liabilities
Held for Trading:
Accounts payable and accrued liabilities (3), (4)	$205	$205	$147	$147
Risk management liabilities (2)	37	37	73	73
Financial Liabilities Measured at Amortized Cost:
Accounts payable and accrued liabilities	2,066	2,066	2,122	2,122
Current and long-term debt	8,019	8,801	7,629	8,488

(1)	Represents amounts due from Cenovus for Encana share units held by Cenovus employees (See Note 15).

(2)	Including current portion.

(3)	Includes amounts due to Cenovus employees for Encana share units held (See Note 15).

(4)	Includes amounts due to Cenovus for Cenovus share units held by Encana employees (See Notes 15 and 16).

67 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	March 31,	December 31,
	2011	2010

Risk Management
Current asset	$682	$729
Long-term asset	383	505

	1,065	1,234

Risk Management
Current liability	33	65
Long-term liability	4	8

	37	73

Net Risk Management Asset	$1,028	$1,161

Summary of Unrealized Risk Management Positions

	As at March 31, 2011			As at December 31, 2010
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$1,057	$37	$1,020	$1,234	$63	$1,171
Power	8	—	8	—	10	(10)

Total Fair Value	$1,065	$37	$1,028	$1,234	$73	$1,161

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions
The total net fair value of Encana’s unrealized risk management positions is $1,028 million as at March 31, 2011 ($1,161 million as at December 31, 2010) and has been calculated using both quoted prices in active markets and observable market-corroborated data.
Net Fair Value of Commodity Price Positions as at March 31, 2011

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,767 MMcf/d	2011	5.75 US$/Mcf	$568
NYMEX Fixed Price	1,785 MMcf/d	2012	5.87 US$/Mcf	531
NYMEX Fixed Price	395 MMcf/d	2013	5.29 US$/Mcf	(17)

Basis Contracts (1)

Canada		2011		(15)
United States		2011		(32)
Canada and United States		2012-2013		(15)
Natural Gas Fair Value Position				1,020

Power Purchase Contracts
Power Fair Value Position				8

				$1,028

(1)
Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

68 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2011	2010	2011	2010

Revenues, Net of Royalties	$204	$188	$(151)	$1,367
Operating Expenses and Other	1	(2)	18	(4)

Gain (Loss) on Risk Management	$205	$186	$(133)	$1,363

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31, 2011

	2011		2010
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$1,161
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	72	$72	$1,549
Fair Value of Contracts Realized During the Period	(205)	(205)	(186)

Fair Value of Contracts, End of Period	$1,028	$(133)	$1,363

C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Power — The Company has in place Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

69 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Commodity Price Risk (continued)
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at March 31 as follows:

	2011		2010
	10% Price	10% Price	10% Price	10% Price
	Increase	Decrease	Increase	Decrease

Natural gas price	$(630)	$630	$(635)	$635
Power price	5	(5)	5	(5)
Credit Risk
Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. As at March 31, 2011, cash equivalents include high-grade, short-term securities, placed primarily with governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings.
A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2011, approximately 94 percent (94 percent at December 31, 2010) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
As at March 31, 2011, Encana has four counterparties (2010 — four counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues and risk management assets is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. Encana targets a Debt to Capitalization ratio of less than 40 percent and Debt to Adjusted EBITDA of less than 2.0 times to steward the Company’s overall debt position. Further information on Encana’s Debt to Capitalization ratio and Debt to Adjusted EBITDA calculation is contained in Note 14.
In managing liquidity risk, the Company has access to cash equivalents and a wide range of funding at competitive rates through commercial paper, capital markets, debt and bank credit facilities. As at March 31, 2011, Encana had available unused committed, revolving bank credit facilities totaling $4.8 billion which include a C$4.2 billion ($4.2 billion) bank credit facility for Encana and a $564 million bank credit facility for a U.S. subsidiary that remain committed through October 2012 and February 2013, respectively.

70 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Liquidity Risk (continued)
Encana also had unused capacity under two shelf prospectuses for up to $6.1 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.1 billion) of debt securities in Canada and up to $4.0 billion in the United States. The Canadian shelf prospectus expires in June 2011 and is expected to be renewed prior to expiry. The U.S. shelf prospectus expires in May 2012. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than
	1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,271	$—	$—	$—	$—	$2,271
Risk Management Liabilities	33	4	—	—	—	37
Current and Long-Term Debt (1)	1,853	1,341	1,707	3,139	6,424	14,464

(1)	Principal and interest.
Included in Encana’s current and long-term debt obligations of $14,464 million at March 31, 2011 is $360 million in principal obligations related to commercial paper. This amount is fully supported and Management expects that it will continue to be supported by revolving credit facilities that have no repayment requirements for the next year. Based on the current maturity dates of the commercial paper, these amounts are included in cash outflows for the period disclosed as Less Than 1 Year. Further information on current and long-term debt is contained in Note 12.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar long-term debt. At March 31, 2011, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion at December 31, 2010) and $2.6 billion in debt that was not subject to foreign exchange exposure ($2.3 billion at December 31, 2010).
Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments held in Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $51 million change in foreign exchange (gain) loss at March 31, 2011 (2010 — $41 million). The company may enter into forward sales or purchases of U.S. or Canadian dollars to mitigate foreign exchange risk.
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt.
At March 31, 2011, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was $3 million (2010 — nil).

71 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. Commitments and Contingencies
In February 2011, Encana announced the signing of a Co-operation Agreement with PetroChina International Investment Company Limited (“PetroChina”), a subsidiary of PetroChina Company Limited, that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana’s Cutbank Ridge business assets in British Columbia and Alberta. The transaction is subject to regulatory approval from Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement.
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
19. Reclassification
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2011.
20. Transition to IFRS
As disclosed in Note 2, these interim Consolidated Financial Statements represent Encana’s initial presentation of the financial results of operations and financial position under IFRS for the period ended March 31, 2011 in conjunction with the Company’s annual audited Consolidated Financial Statements to be issued under IFRS as at and for the year ended December 31, 2011. As a result, these interim Consolidated Financial Statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with IAS 34, “Interim Financial Reporting”, as issued by the IASB. Previously, the Company prepared its interim and annual Consolidated Financial Statements in accordance with previous GAAP.
IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.
The following reconciliations present the adjustments made to the Company’s previous GAAP financial results of operations and financial position to comply with IFRS 1. A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations. Reconciliations include the Company’s Consolidated Balance Sheets as at January 1, 2010, March 31, 2010 and December 31, 2010, and Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the three months ended March 31, 2010 and for the twelve months ended December 31, 2010.

72 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
IFRS Opening Consolidated Balance Sheet
As at January 1, 2010

		IFRS Adjustments
	Previous				Foreign
($ millions)	GAAP	E&E	ARO	Compensation	Currency	IFRS
		(Note 20A)	(Note 20E)	(Note 20F)	(Note 20G)

Assets
Current Assets
Cash and cash equivalents	$4,275	$—	$—	$—	$—	$4,275
Accounts receivable and accrued revenues	1,180					1,180
Risk management	328					328
Inventories	12					12

	5,795	—	—	—	—	5,795
Exploration and Evaluation	—	1,885				1,885
Property, Plant and Equipment, net	26,173	(1,885)				24,288
Investments and Other Assets	164			(45)		119
Risk Management	32					32
Goodwill	1,663					1,663

	$33,827	$—	$—	$(45)	$—	$33,782

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,143	$—	$—	$38	$—	$2,181
Income tax payable	1,776					1,776
Risk management	126					126
Current debt	200					200

	4,245	—	—	38	—	4,283
Long-Term Debt	7,568					7,568
Other Liabilities and Provisions	1,185			30		1,215
Risk Management	42					42
Asset Retirement Obligation	787		32			819
Deferred Income Taxes (Note 20H)	3,386		(6)	(20)		3,360

	17,213	—	26	48	—	17,287

Shareholders’ Equity
Share capital	2,360					2,360
Paid in surplus	6					6
Retained earnings	13,493		(26)	(93)	755	14,129
Accumulated other comprehensive income	755				(755)	—

Total Shareholders’ Equity	16,614	—	(26)	(93)	—	16,495

	$33,827	$—	$—	$(45)	$—	$33,782

73 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
Consolidated Balance Sheet
As at March 31, 2010

		IFRS Adjustments
($ millions)	Previous GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Assets
Current Assets
Cash and cash equivalents	$1,994	$—	$—	$—	$—	$—	$—	$1,994
Accounts receivable and accrued revenues	1,109							1,109
Risk management	1,318							1,318
Income tax receivable	204							204
Inventories	15							15

	4,640	—	—	—	—	—	—	4,640
Exploration and Evaluation	—	2,034						2,034
Property, Plant and Equipment, net	26,758	(2,035)	(14)	52	30	5		24,796
Investments and Other Assets	297					(40)		257
Risk Management	544							544
Goodwill	1,700							1,700

	$33,939	$(1)	$(14)	$52	$30	$(35)	$—	$33,971

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,100	$—	$—	$—	$—	$57	$—	$2,157
Risk management	260							260
Current debt	200							200

	2,560	—	—	—	—	57	—	2,617
Long-Term Debt	7,604							7,604
Other Liabilities and Provisions	1,327					34		1,361
Risk Management	23							23
Asset Retirement Obligation	807				64			871
Deferred Income Taxes (Note 20H)	3,831		(4)	17	(7)	(20)		3,817

	16,152	—	(4)	17	57	71	—	16,293

Shareholders’ Equity
Share capital	2,335							2,335
Retained earnings	14,538	(1)	(10)	34	(26)	(103)	755	15,187
Accumulated other comprehensive income	914			1	(1)	(3)	(755)	156

Total Shareholders’ Equity	17,787	(1)	(10)	35	(27)	(106)	—	17,678

	$33,939	$(1)	$(14)	$52	$30	$(35)	$—	$33,971

74 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
Consolidated Balance Sheet
As at December 31, 2010

		IFRS Adjustments
($ millions)	Previous GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20C)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Assets
Current Assets
Cash and cash equivalents	$629	$—	$—	$—	$—	$—	$—	$—	$629
Accounts receivable and accrued revenues	1,103								1,103
Risk management	729								729
Income tax receivable	390								390
Inventories	3								3

	2,854	—	—	—	—	—	—	—	2,854
Exploration and Evaluation	—	2,158							2,158
Property, Plant and Equipment, net	28,701	(2,200)	(89)	(503)	146	97	(7)		26,145
Investments and Other Assets	235						(39)		196
Risk Management	505								505
Goodwill	1,725								1,725

	$34,020	$(42)	$(89)	$(503)	$146	$97	$(46)	$—	$33,583

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,211	$—	$—	$—	$—	$—	$58	$—	$2,269
Risk management	65								65
Current debt	500								500

	2,776	—	—	—	—	—	58	—	2,834
Long-Term Debt	7,129								7,129
Other Liabilities and Provisions	1,730						28		1,758
Risk Management	8								8
Asset Retirement Obligation	820					133			953
Deferred Income Taxes (Note 20H)	4,230	(15)	(26)	(126)	41	(7)	(29)		4,068

	16,693	(15)	(26)	(126)	41	126	57	—	16,750

Shareholders’ Equity
Share capital	2,319								2,319
Retained earnings	13,957	(27)	(60)	(371)	101	(27)	(98)	789	14,264
Accumulated other comprehensive income	1,051	—	(3)	(6)	4	(2)	(5)	(789)	250

Total Shareholders’ Equity	17,327	(27)	(63)	(377)	105	(29)	(103)	—	16,833

	$34,020	$(42)	$(89)	$(503)	$146	$97	$(46)	$—	$33,583

75 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
Consolidated Statement of Earnings
Three Months Ended March 31, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions, except per share amounts)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Revenues, Net of Royalties	$3,545							$3,545

Expenses
Production and mineral taxes	69							69
Transportation	211							211
Operating	260	(2)				6		264
Purchased product	211							211
Exploration and evaluation	—	3						3
Depreciation, depletion and amortization	800		14					814
(Gain) loss on divestitures	(1)			(52)				(53)
Accretion of asset retirement obligation	12				1			13
Administrative	82					4		86
Interest	130							130
Foreign exchange (gain) loss, net	(144)							(144)

	1,630	1	14	(52)	1	10	—	1,604

Net Earnings Before Income Tax	1,915	(1)	(14)	52	(1)	(10)	—	1,941
Income tax expense (Note 20H)	438	—	(4)	18	(1)	—	—	451

Net Earnings	$1,477	$(1)	$(10)	$34	$—	$(10)	$—	$1,490

Net Earnings per Common Share (Note 20J)
Basic	$1.97							$1.99
Diluted	$1.97							$1.96
Consolidated Statement of Comprehensive Income
Three Months Ended March 31, 2010

		IFRS Adjustments
($ millions)	Previous GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Net Earnings	$1,477	$(1)	$(10)	$34	$—	$(10)	$—	$1,490
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	159	—	—	1	(1)	(3)	—	156

Comprehensive Income	$1,636	$(1)	$(10)	$35	$(1)	$(13)	$—	$1,646

76 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
Consolidated Statement of Earnings
Twelve Months Ended December 31, 2010

		IFRS Adjustments
	Previous							Foreign
($ millions, except per share amounts)	GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20C)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Revenues, Net of Royalties	$8,870	$—	$—	$—	$—	$—	$—	$—	$8,870

Expenses
Production and mineral taxes	217								217
Transportation	859								859
Operating	1,061	(13)					12		1,060
Purchased product	739								739
Exploration and evaluation	—	65							65
Depreciation, depletion and amortization	3,242	(10)	86						3,318
Impairments	—			496					496
(Gain) loss on divestitures	2				(143)				(141)
Accretion of asset retirement obligation	46					2			48
Administrative	359						2		361
Interest	501								501
Foreign exchange (gain) loss, net	(216)							(34)	(250)

	6,810	42	86	496	(143)	2	14	(34)	7,273

Net Earnings Before Income Tax	2,060	(42)	(86)	(496)	143	(2)	(14)	34	1,597
Income tax expense (Note 20H)	561	(15)	(26)	(125)	42	(1)	(9)	—	427

Net Earnings	$1,499	$(27)	$(60)	$(371)	$101	$(1)	$(5)	$34	$1,170

Net Earnings per Common Share (Note 20J)
Basic	$2.03								$1.58
Diluted	$2.03								$1.55
Consolidated Statement of Comprehensive Income
Twelve Months Ended December 31, 2010

		IFRS Adjustments
	Previous							Foreign
($ millions)	GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20C)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Net Earnings	$1,499	$(27)	$(60)	$(371)	$101	$(1)	$(5)	$34	$1,170
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	296	—	(3)	(6)	4	(2)	(5)	(34)	250

Comprehensive Income	$1,795	$(27)	$(63)	$(377)	$105	$(3)	$(10)	$—	$1,420

77 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
Consolidated Statement of Changes in Shareholders’ Equity
Three Months Ended March 31, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Share Capital
Balance, Beginning of Year	$2,360							$2,360
Common Shares Issued under Option Plans	4							4
Share-Based Compensation	2							2
Common Shares Purchased	(31)							(31)

Balance, End of Period	$2,335							$2,335

Paid in Surplus
Balance, Beginning of Year	$6							$6
Common Shares Purchased	(6)							(6)

Balance, End of Period	$—							$—

Retained Earnings
Balance, Beginning of Year	$13,493	$—	$—	$—	$(26)	$(93)	$755	$14,129
Net Earnings	1,477	(1)	(10)	34	—	(10)	—	1,490
Dividends on Common Shares	(149)							(149)
Charges for Normal Course Issuer Bid	(283)							(283)

Balance, End of Period	$14,538	$(1)	$(10)	$34	$(26)	$(103)	$755	$15,187

Accumulated Other Comprehensive Income
Balance, Beginning of Year	$755	$—	$—	$—	$—	$—	$(755)	$—
Foreign Currency Translation Adjustment	159	—	—	1	(1)	(3)	—	156

Balance, End of Period	$914	$—	$—	$1	$(1)	$(3)	$(755)	$156

Total Shareholders’ Equity	$17,787	$(1)	$(10)	$35	$(27)	$(106)	$—	$17,678

78 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
Consolidated Statement of Changes in Shareholders’ Equity
Twelve Months Ended December 31, 2010

		IFRS Adjustments
	Previous							Foreign
($ millions)	GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20C)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Share Capital
Balance, Beginning of Year	$2,360								$2,360
Common Shares Issued under Option Plans	5								5
Share-Based Compensation	2								2
Common Shares Purchased	(48)								(48)

Balance, End of Period	$2,319								$2,319

Paid in Surplus
Balance, Beginning of Year	$6								$6
Common Shares Purchased	(6)								(6)

Balance, End of Period	$—								$—

Retained Earnings
Balance, Beginning of Year	$13,493	$—	$—	$—	$—	$(26)	$(93)	$755	$14,129
Net Earnings	1,499	(27)	(60)	(371)	101	(1)	(5)	34	1,170
Dividends on Common Shares	(590)								(590)
Charges for Normal Course Issuer Bid	(445)								(445)

Balance, End of Period	$13,957	$(27)	$(60)	$(371)	$101	$(27)	$(98)	$789	$14,264

Accumulated Other Comprehensive Income
Balance, Beginning of Year	$755	$—	$—	$—	$—	$—	$—	$(755)	$—
Foreign Currency Translation Adjustment	296	—	(3)	(6)	4	(2)	(5)	(34)	250

Balance, End of Period	$1,051	$—	$(3)	$(6)	$4	$(2)	$(5)	$(789)	$250

Total Shareholders’ Equity	$17,327	$(27)	$(63)	$(377)	$105	$(29)	$(103)	$—	$16,833

79 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
Consolidated Statement of Cash Flows
Three Months Ended March 31, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Operating Activities
Net earnings	$1,477	$(1)	$(10)	$34	$—	$(10)	$—	$1,490
Depreciation, depletion and amortization	800		14					814
(Gain) loss on divestitures	(1)			(52)				(53)
Accretion of asset retirement obligation	12				1			13
Deferred income taxes (Note 20H)	426		(4)	18	(1)			439
Unrealized (gain) loss on risk management	(1,363)							(1,363)
Unrealized foreign exchange (gain) loss	(169)							(169)
Other	(9)					10		1
Net change in other assets and liabilities	(31)							(31)
Net change in non-cash working capital	(1,914)							(1,914)

Cash From (Used in) Operating Activities	(772)	(1)	—	—	—	—	—	(773)

Investing Activities
Capital expenditures	(1,020)	1				(5)		(1,024)
Acquisitions	(28)							(28)
Proceeds from divestitures	146							146
Net change in investments and other	(123)							(123)
Net change in non-cash working capital	(15)					5		(10)

Cash From (Used in) Investing Activities	(1,040)	1	—	—	—	—	—	(1,039)

Financing Activities
Issuance of revolving debt	441							441
Repayment of revolving debt	(441)							(441)
Issuance of common shares	4							4
Purchase of common shares	(320)							(320)
Dividends on common shares	(149)							(149)

Cash From (Used in) Financing Activities	(465)	—	—	—	—	—	—	(465)

Foreign Exchange Gain (Loss) on Cash and Cash
Equivalents Held in Foreign Currency	(4)	—	—	—	—	—	—	(4)

Increase (Decrease) in Cash and Cash Equivalents	(2,281)	—	—	—	—	—	—	(2,281)
Cash and Cash Equivalents, Beginning of Period	4,275							4,275

Cash and Cash Equivalents, End of Period	$1,994	$—	$—	$—	$—	$—	$—	$1,994

Cash (Bank Overdraft), End of Period	$(23)							$(23)
Cash Equivalents, End of Period	2,017							2,017

Cash and Cash Equivalents, End of Period	$1,994							$1,994

80 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
Consolidated Statement of Cash Flows
Twelve Months Ended December 31, 2010

		IFRS Adjustments
	Previous							Foreign
($ millions)	GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 20A)	(Note 20B)	(Note 20C)	(Note 20D)	(Note 20E)	(Note 20F)	(Note 20G)

Operating Activities
Net earnings	$1,499	$(27)	$(60)	$(371)	$101	$(1)	$(5)	$34	$1,170
Exploration and evaluation	—	40	10						50
Depreciation, depletion and amortization	3,242		76						3,318
Impairments	—			496					496
(Gain) loss on divestitures	2				(143)				(141)
Accretion of asset retirement obligation	46					2			48
Deferred income taxes (Note 20H)	774	(15)	(26)	(125)	42	(1)	(9)		640
Unrealized (gain) loss on risk management	(945)								(945)
Unrealized foreign exchange (gain) loss	(278)								(278)
Other	99						14	(34)	79
Net change in other assets and liabilities	(84)								(84)
Net change in non-cash working capital	(1,990)								(1,990)

Cash From (Used in) Operating Activities	2,365	(2)	—	—	—	—	—	—	2,363

Investing Activities
Capital expenditures	(4,773)	2					7		(4,764)
Acquisitions	(733)								(733)
Proceeds from divestitures	883								883
Net change in investments and other	(80)								(80)
Net change in non-cash working capital	(26)						(7)		(33)

Cash From (Used in) Investing Activities	(4,729)	2	—	—	—	—	—	—	(4,727)

Financing Activities
Issuance of revolving debt	1,660								1,660
Repayment of revolving debt	(1,660)								(1,660)
Repayment of long-term debt	(200)								(200)
Issuance of common shares	5								5
Purchase of common shares	(499)								(499)
Dividends on common shares	(590)								(590)

Cash From (Used in) Financing Activities	(1,284)	—	—	—	—	—	—	—	(1,284)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	2	—	—	—	—	—	—	—	2

Increase (Decrease) in Cash and Cash Equivalents	(3,646)	—	—	—	—	—	—	—	(3,646)
Cash and Cash Equivalents, Beginning of Period	4,275								4,275

Cash and Cash Equivalents, End of Period	$629	$—	$—	$—	$—	$—	$—	$—	$629

Cash (Bank Overdraft), End of Period	$126								$126
Cash Equivalents, End of Period	503								503

Cash and Cash Equivalents, End of Period	$629								$629

81 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
The following discussion explains the significant differences between Encana’s previous GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters. The descriptive note captions below correspond to the adjustments presented in the preceding reconciliations.
Accounting for Upstream Activities
The most significant changes to the Company’s accounting policies relate to the accounting for upstream costs. Under previous GAAP, Encana followed the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and liquids reserves were capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, the Company was required to adopt new accounting policies for upstream activities, including exploration and evaluation costs and development costs.
Under IFRS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development costs include those expenditures for areas where technical feasibility and commercial viability has been determined. Encana adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 IFRS upstream asset costs to be equal to its previous GAAP historical upstream property, plant and equipment net book value. Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the development costs were deemed equal to the upstream full cost pool balance. Under IFRS, exploration and evaluation costs are presented as exploration and evaluation assets and development costs are presented within property, plant and equipment on the Consolidated Balance Sheet.
IFRS Adjustments
A)	Exploration and Evaluation (“E&E”)
Exploration and evaluation assets at January 1, 2010 were deemed to be $1,885 million, representing the unproved properties balance under previous GAAP. This resulted in a reclassification of $1,885 million from property, plant and equipment to exploration and evaluation assets on Encana’s Consolidated Balance Sheet as at January 1, 2010. As at December 31, 2010, the Company’s exploration and evaluation assets were $2,158 million including $1,114 million in the Canadian Division and $1,044 million in the USA Division.
Under previous GAAP, exploration and evaluation costs were capitalized as property, plant and equipment in accordance with the CICA’s full cost accounting guidelines. Under IFRS, Encana capitalizes these costs initially as exploration and evaluation assets. Once technical feasibility and commercial viability of the area has been determined, the capitalized costs are transferred from exploration and evaluation assets to property, plant and equipment. Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore are expensed.
During the twelve months ended December 31, 2010, Encana transferred $303 million of capitalized exploration and evaluation costs to property, plant and equipment and expensed $50 million of unsuccessful exploration and evaluation assets and $15 million in direct exploration costs. The application of IFRS for exploration and evaluation costs resulted in a $27 million decrease, after tax, to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.
B)	Depreciation, depletion and amortization (“DD&A”)
Development costs at January 1, 2010 were deemed to be $23,216 million, representing the upstream full cost pool balance under previous GAAP. Consistent with previous GAAP, these costs are capitalized as property, plant and equipment under IFRS. Under previous GAAP, development costs were depleted using the unit-of-production method calculated for each country cost centre. Under IFRS, development costs are depleted using the unit-of-production method calculated at the established area level. The IFRS 1 exemption permitted the Company to allocate development costs to the area level using proved reserves values for each Division as at January 1, 2010.
Depleting at an area level under IFRS resulted in an $86 million increase to Encana’s DD&A expense for the twelve months ended December 31, 2010. Encana’s net earnings decreased $60 million, after tax, compared to previous GAAP for the twelve months ended December 31, 2010 as a result of depleting at an area level under IFRS.
C)	Impairments
Under previous GAAP, an upstream impairment was recognized if the carrying amount exceeded the undiscounted cash flows from proved reserves for a country cost centre. An impairment was measured as the amount by which the carrying value exceeded the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under previous GAAP were not reversed.

82 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
IFRS Adjustments (continued)
C)	Impairments (continued)
Under IFRS, an upstream impairment is recognized if the carrying value exceeds the recoverable amount for a cash-generating unit. Upstream areas are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount. Impairment reversals are recognized in net earnings and the carrying amount of the cash-generating unit is increased to its revised recoverable amount as if no impairment had been recognized for the prior periods.
For the twelve months ended December 31, 2010, Encana recognized an after-tax impairment of $371 million relating to the Company’s Canadian offshore upstream assets which form a cash-generating unit under IFRS. The impairment recognized was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on discounted future cash flows of proved and probable reserves using forecast prices and costs. Under previous GAAP, these assets were included in the Canadian cost centre ceiling test, which was not impaired at December 31, 2010.
D)	Divestitures
Under previous GAAP, proceeds from divestitures of upstream assets were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.
Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed. For the twelve months ended December 31, 2010, Encana recognized a $143 million net gain on divestitures under IFRS compared to previous GAAP results. The net gain arose from the Canadian and USA Divisions, totaling $90 million and $53 million, respectively. Accounting for divestitures under IFRS resulted in an after-tax increase of $101 million to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.
E)	Asset retirement obligation (“ARO”)
Under previous GAAP, the asset retirement obligation was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities were not remeasured to reflect period end discount rates.
Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.
In conjunction with the IFRS 1 exemption regarding upstream assets discussed above, Encana was required to remeasure its asset retirement obligation upon transition to IFRS and recognize the difference in retained earnings. The application of this exemption resulted in a $32 million increase to the asset retirement obligation on Encana’s Consolidated Balance Sheet as at January 1, 2010 and a corresponding after-tax charge to retained earnings of $26 million. Subsequent IFRS remeasurements of the obligation are recorded through property, plant and equipment with an offsetting adjustment to the asset retirement obligation. As at December 31, 2010, excluding the January 1, 2010 adjustment, Encana’s asset retirement obligation increased by $101 million, which primarily reflects the remeasurement of the obligation using Encana’s discount rate of 5.4 percent as at December 31, 2010.
F)	Compensation
Share-based payments
Under previous GAAP, Encana accounted for certain stock-based compensation plans whereby the obligation and compensation costs were accrued over the vesting period using the intrinsic value method. The intrinsic value of a share unit is the amount by which the Company’s share price exceeds the exercise price of the share unit.
For these stock-based compensation plans, IFRS requires the liability for share-based payments be fair valued using an option pricing model, such as the Black-Scholes-Merton model, at each reporting date. Accordingly, upon transition to IFRS, the Company recorded a fair value adjustment of $38 million as at January 1, 2010 to increase the share-based compensation liability with a corresponding charge to retained earnings. Encana elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated. Subsequent IFRS fair value adjustments are recorded through property, plant and equipment, exploration and evaluation expenses, operating expenses and administrative expenses with an offsetting adjustment to the share-based compensation liability.

83 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
IFRS Adjustments (continued)
F)	Compensation (continued)
Share-based payments (continued)
In addition to the January 1, 2010 adjustment discussed above, the IFRS fair-value remeasurements subsequent to transition increased the current liability for share-based payments by $20 million as at December 31, 2010 in comparison to previous GAAP.
Pensions
Encana elected to use the IFRS 1 exemption whereby the cumulative unamortized net actuarial gains and losses of the Company’s defined benefit plan are charged to retained earnings on January 1, 2010. This resulted in a $75 million increase to the accrued benefit obligation and a corresponding $55 million after-tax charge to retained earnings.
The application of IFRS for share-based payments and employee benefit plans resulted in a $5 million decrease, after tax, to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.
G)	Foreign Currency
As permitted by IFRS 1, the Company elected to apply the exemption to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. Accordingly, $755 million was recognized as an adjustment to retained earnings on January 1, 2010. The reclassification had no impact on total shareholders’ equity as at January 1, 2010. As a result of the election, the accounts of the Company have not been retrospectively restated using IFRS foreign currency principles.
Future foreign currency translation gains and losses that are recognized from the cumulative foreign currency translation adjustment will differ under IFRS compared to previous GAAP due to the exemption taken above. The application of the IFRS exemption resulted in a $34 million increase to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010. This arose due to the reversal of a foreign exchange loss recorded under previous GAAP that had been recognized in retained earnings under IFRS as a result of the exemption.
The IFRS adjustments discussed above are recorded in the Company’s functional currency and are subject to translation for presentation purposes. The associated foreign currency impacts are reported in accumulated other comprehensive income.
H)	Income Tax
Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP. Upon transition to IFRS, the Company recognized a $26 million reduction in the deferred income tax balance with a corresponding increase to retained earnings. For the twelve months ended December 31, 2010, the application of the IFRS adjustments as discussed in A) through G) above resulted in a $134 million decrease to the Company’s deferred income tax expense and a corresponding increase to Encana’s previous GAAP net earnings.
I)	Other Exemptions
Other significant IFRS 1 exemptions taken by Encana at January 1, 2010 include the following:
•	Business combinations and joint ventures entered into prior to January 1, 2010 were not retrospectively restated under IFRS.
•	Borrowing costs directly attributable to the acquisition or construction of qualifying assets were not retrospectively restated prior to January 1, 2010.
•
Leases were not reassessed to determine whether an arrangement contained a lease under International Financial Reporting Interpretations Committee 4, “Determining whether an Arrangement contains a Lease” for contracts that were already assessed under previous GAAP.

The remaining IFRS 1 exemptions were not applicable or material to the preparation of Encana’s Consolidated Balance Sheet at the date of transition to IFRS on January 1, 2010.

84 Encana Corporation

First quarter report
for the period ended March 31, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
20. Transition to IFRS (continued)
IFRS Adjustments (continued)
J)	Net Earnings Per Common Share
The following table summarizes the common shares used in calculating net earnings per common share:

	Three Months Ended	Twelve Months Ended
(millions)	March 31, 2010	December 31, 2010

Weighted Average Common Shares Outstanding
Basic	748.7	739.7
Diluted	752.3	741.7
As Encana has stock-based compensation plans that may be settled in common shares or cash at the employees’ option, IFRS requires the more dilutive of cash-settled and equity-settled be used in calculating diluted net earnings per common share regardless of how the share plan is accounted for. As a result, share units that are accounted for as cash-settled may require an adjustment to the denominator for potentially dilutive share units and a corresponding adjustment to the numerator for any changes in net earnings that would result if the share units had been reported as equity instruments for the purposes of calculating diluted net earnings per common share.
For the three months ended March 31, 2010 and the twelve months ended December 31, 2010, diluted net earnings per common share was calculated using the more dilutive equity-settled method. Accordingly, net earnings was reduced by $15 million for the three months ended March 31, 2010 and by $17 million for the twelve months ended December 31, 2010.

85 Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2011
Supplemental Financial Information (unaudited)
Financial Results

	2011	2010
($ millions, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1
Encana Results

Cash Flow (1)	955	4,437	917	1,131	1,217	1,172
Per share — Diluted (3)	1.29	5.98	1.25	1.53	1.65	1.56

Operating Earnings (2)	15	598	50	85	66	397
Per share — Diluted (3)	0.02	0.81	0.07	0.12	0.09	0.53

Net Earnings (Loss)	78	1,170	(469)	606	(457)	1,490
Per share — Diluted (3)	0.11	1.55	(0.64)	0.80	(0.62)	1.96

Effective Tax Rates using
Net Earnings	—	26.7%
Canadian Statutory Rate	26.7%	28.2%

Foreign Exchange Rates (US$ per C$1)
Average	1.015	0.971	0.987	0.962	0.973	0.961
Period end	1.029	1.005	1.005	0.971	0.943	0.985

Cash Flow Summary
Cash From (Used in) Operating Activities	633	2,363	919	1,324	893	(773)
Deduct (Add back):
Net change in other assets and liabilities	(23)	(84)	1	(16)	(38)	(31)
Net change in non-cash working capital	(299)	(1,990)	1	209	(286)	(1,914)

Cash Flow (1)	955	4,437	917	1,131	1,217	1,172

Operating Earnings Summary

Net Earnings (Loss)	78	1,170	(469)	606	(457)	1,490
Deduct (Add back):
Unrealized hedging gain (loss), after tax	(88)	634	(269)	331	(340)	912
Exploration and evaluation, after tax	—	(26)	(26)	—	—	—
Impairments, after tax	—	(371)	(371)	—	—	—
Gain (loss) on divestitures, after tax	83	101	(12)	51	28	34
Non-operating foreign exchange gain (loss), after tax	68	234	159	139	(211)	147

Operating Earnings (2)	15	598	50	85	66	397

(1)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital, which are reported in the Consolidated Statement of Cash Flows.

(2)
Operating Earnings is a non-GAAP measure defined as Net earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

(3)	Net earnings per common share is calculated using the weighted average number of Encana common shares outstanding as follows:

	2011		2010
(millions)	Q1		Year		Q4	Q3	Q2	Q1

Weighted Average Common Shares Outstanding
Basic	736.3		739.7		736.3	736.3	737.6	748.7
Diluted	737.6		741.7		736.3	737.8	737.6	752.3

	2011		2010
	Year-to-
	date		Year

Financial Metrics
Debt to Capitalization (1)	32%		31%
Debt to Adjusted EBITDA (1, 2)	2.2	x	1.4	x
Return on Capital Employed (1, 2)	—		6%

(1)	Calculated using debt defined as current and long-term debt.

(2)	Calculated on a trailing twelve-month basis.

86 Encana Corporation

First quarter report
for the period ended March 31, 2011
Supplemental Financial & Operating Information (unaudited)

	2011	2010
Net Capital Investment ($ millions)	Q1	Year	Q4	Q3	Q2	Q1
Capital Investment
Canadian Division	625	2,206	648	524	489	545
USA Division	643	2,495	750	677	594	474

	1,268	4,701	1,398	1,201	1,083	1,019

Market Optimization	—	2	1	—	1	—
Corporate & Other	18	61	27	17	12	5

Capital Investment	1,286	4,764	1,426	1,218	1,096	1,024

Acquisitions
Property
Canadian Division	265	592	358	175	46	13
USA Division	1	141	34	14	78	15

Divestitures
Property
Canadian Division	(98)	(288)	(88)	(171)	(20)	(9)
USA Division	(299)	(595)	(221)	(49)	(188)	(137)

Net Acquisitions and Divestitures	(131)	(150)	83	(31)	(84)	(118)

Net Capital Investment	1,155	4,614	1,509	1,187	1,012	906

	2011	2010
Production Volumes — After Royalties	Q1	Year	Q4	Q3	Q2	Q1

Produced Gas (MMcf/d)
Canadian Division	1,395	1,323	1,395	1,390	1,327	1,177
USA Division	1,801	1,861	1,835	1,791	1,875	1,946

	3,196	3,184	3,230	3,181	3,202	3,123

Liquids (bbls/d)
Canadian Division	14,238	13,149	11,327	14,262	13,462	13,558
USA Division	9,023	9,638	9,206	9,142	10,112	10,108

	23,261	22,787	20,533	23,404	23,574	23,666

Total (MMcfe/d)
Canadian Division	1,480	1,402	1,463	1,476	1,408	1,258
USA Division	1,855	1,919	1,890	1,846	1,936	2,007

	3,335	3,321	3,353	3,322	3,344	3,265

87 Supplemental Information (prepared in US$)

First quarter report
for the period ended March 31, 2011
Supplemental Oil and Gas Operating Statistics (unaudited)
Operating Statistics — After Royalties

Per-unit Results

	2011	2010
(excluding impact of realized financial hedging)	Q1	Year	Q4	Q3	Q2	Q1
Produced Gas — Canadian Division ($/Mcf)
Price	3.87	4.10	3.73	3.69	3.92	5.21
Production and mineral taxes	0.02	0.01	—	0.02	0.02	0.01
Transportation	0.43	0.40	0.40	0.39	0.38	0.41
Operating	1.28	1.09	1.20	0.95	1.00	1.21

Netback	2.14	2.60	2.13	2.33	2.52	3.58

Produced Gas — USA Division ($/Mcf)
Price	4.56	4.73	4.08	4.57	4.45	5.78
Production and mineral taxes	0.26	0.27	0.24	0.25	0.25	0.35
Transportation	1.06	0.97	0.98	1.00	0.97	0.95
Operating	0.77	0.58	0.59	0.61	0.62	0.49

Netback	2.47	2.91	2.27	2.71	2.61	3.99

Produced Gas — Total ($/Mcf)
Price	4.26	4.47	3.93	4.19	4.23	5.56
Production and mineral taxes	0.16	0.16	0.13	0.15	0.15	0.22
Transportation	0.79	0.73	0.73	0.74	0.73	0.74
Operating	0.99	0.79	0.85	0.76	0.78	0.77

Netback	2.32	2.79	2.22	2.54	2.57	3.83

Liquids — Canadian Division ($/bbl)
Price	78.73	64.79	69.24	59.44	63.80	67.71
Production and mineral taxes	1.14	0.44	0.51	0.37	0.53	0.35
Transportation	0.69	0.82	0.69	0.93	1.10	0.53
Operating	2.03	3.24	4.03	2.27	2.22	4.67

Netback	74.87	60.29	64.01	55.87	59.95	62.16

Liquids — USA Division ($/bbl)
Price	83.81	69.35	73.27	66.38	70.62	67.18
Production and mineral taxes	8.00	6.69	7.43	6.42	6.68	6.25
Transportation	—	—	—	—	—	—

Netback	75.81	62.66	65.84	59.96	63.94	60.93

Total Liquids ($/bbl)
Price	80.70	66.72	71.05	62.15	66.73	67.48
Production and mineral taxes	3.80	3.08	3.61	2.74	3.17	2.87
Transportation	0.42	0.47	0.38	0.57	0.63	0.30
Operating	1.24	1.87	2.22	1.38	1.26	2.67

Netback	75.24	61.30	64.84	57.46	61.67	61.64

Total Netback — Canadian Division ($/Mcfe)
Price	4.40	4.47	4.10	4.05	4.30	5.60
Production and mineral taxes	0.03	0.02	—	0.02	0.03	0.01
Transportation	0.42	0.38	0.39	0.38	0.37	0.39
Operating	1.23	1.05	1.17	0.91	0.96	1.18

Netback	2.72	3.02	2.54	2.74	2.94	4.02

Total Netback — USA Division ($/Mcfe)
Price	4.84	4.94	4.32	4.76	4.68	5.94
Production and mineral taxes	0.29	0.30	0.27	0.27	0.28	0.38
Transportation	1.03	0.95	0.95	0.97	0.94	0.92
Operating	0.75	0.56	0.57	0.59	0.60	0.48

Netback	2.77	3.13	2.53	2.93	2.86	4.16

Total Netback ($/Mcfe)
Price	4.64	4.74	4.22	4.45	4.52	5.81
Production and mineral taxes	0.18	0.18	0.15	0.16	0.17	0.23
Transportation	0.76	0.71	0.70	0.71	0.70	0.71
Operating (1)	0.96	0.77	0.83	0.73	0.76	0.75

Netback	2.74	3.08	2.54	2.85	2.89	4.12

(1)	2011 operating costs include costs related to long-term incentives of $0.14/Mcfe (2010 — recovery of costs of $0.04/Mcfe).

	2011	2010
Impact of Realized Financial Hedging	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)	0.74	1.01	1.10	1.08	1.27	0.58
Liquids ($/bbl)	—	(0.60)	(2.14)	(0.36)	0.32	(0.41)
Total ($/Mcfe)	0.70	0.97	1.05	1.04	1.22	0.55

Canadian Division ($/Mcfe)	0.61	0.93	1.02	0.94	1.16	0.55
USA Division ($/Mcfe)	0.78	1.00	1.07	1.11	1.27	0.55
Total ($/Mcfe)	0.70	0.97	1.05	1.04	1.22	0.55

88 Encana Corporation

First quarter report
for the period ended March 31, 2011
Supplemental Financial Information (unaudited)
Financial Results — U.S. GAAP
The following table presents selected consolidated financial information related to Encana’s ongoing operations based on information reported in Note 21 to the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2010, which conforms to generally accepted accounting principles in the United States (“U.S. GAAP”).

	2010
	Year

DD&A rate ($/Mcfe)	1.58
Net Earnings ($ millions)	2,343
Net Earnings per share — Diluted ($)	3.17
Debt to Capitalization (1)	45%
Debt to Adjusted EBITDA (1, 2)	1.4	x
Return on Capital Employed (1, 2)	17%

(1)	Calculated using debt defined as current and long-term debt.

(2)	Calculated on a trailing twelve-month basis.

89 Supplemental Information (prepared in US$)

Encana Corporation
FOR FURTHER INFORMATION:
Investor contact:

Ryder McRitchie	Lorna Klose
Vice-President, Investor Relations	Manager, Investor Relations
(403) 645-2007	(403) 645-6977
Media contact:

Alan Boras	Carol Howes
Vice-President, Media Relations M	Manager, Media Relations
(403) 645-4747	(403) 645-4799
Encana Corporation
1800, 855 — 2nd Street SW
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5
Phone: (403) 645-2000
Fax: (403) 645-3400
www.encana.com